Exhibit 99.1

Dear Shareholder:
You are invited to attend the Annual Meeting of Common Shareholders of Sun Life Financial Inc. to be held at The Carlu, 444 Yonge Street (at College Street), 7th Floor, Toronto, Ontario, Canada on Wednesday, May 14, 2008 at 10:00 a.m. (Toronto time). The meeting will also be webcast at www.sunlife.com.
The business of the meeting is described in the accompanying Notice of Meeting and Management Information Circular.
The meeting will be held at the same time and in the same place as the Annual Meeting of the Policyholders and the sole Shareholder of Sun Life Assurance Company of Canada. The formal business of each meeting will be conducted separately but the management presentation at the meeting will be addressed jointly to the shareholders and the policyholders present, and a joint question and answer period will be held after the formal business of the meetings.
Your participation in the meeting is important regardless of the number of shares you hold. If you cannot attend the meeting, please vote by completing the form of proxy and returning it by no later than 5:00 p.m. (Toronto time) on Monday, May 12, 2008 in the manner described in the Management Information Circular. If your shares are held in the name of a nominee, you should consult the Management Information Circular for information about how to vote your shares.
We look forward to seeing you at the meeting.

Ronald W. Osborne	Donald A. Stewart
Chairman of the Board	Chief Executive Officer
Si vous désirez recevoir l’avis de convocation à l’assemblée annuelle et la circulaire d’information en français, veuillez communiquer avec le secrétaire en écrivant au 150 rue King Ouest, 6e étage, Toronto (Ontario) Canada M5H 1J9, en composant le 1 877 786-5433, ou encore en envoyant un courriel à servicesauxactionnaires@sunlife.com.

MANAGEMENT INFORMATION CIRCULAR 2008
Table of Contents

Voting Information	1
Business of the Meeting	4
• Financial Statements	4
• Election of Directors	4
• Appointment of Auditor	4
• Amendments to By-Law No. 1	5
• Amendments to Executive Stock Option Plan	6
• Shareholder Proposals	8
Director Nominees	9
Report on Corporate Governance	13
Reports of Board Committees	20
• Audit and Conduct Review Committee	21
• Governance Committee	23
• Risk Review Committee	24
• Management Resources Committee	25
Report on Director Compensation	26
Statement of Executive Compensation	30
Performance Graph	55
Securities Authorized for Issuance Under Equity Compensation Plans	55
Indebtedness of Directors and Executive Officers	56
Interests of Insiders in Material Transactions	56
Normal Course Issuer Bid	56
Directors’ and Officers’ Liability Insurance	56
Additional Information	57
Contacting the Board of Directors	57
Directors’ Approval	57
Schedule A – Charter of the Board of Directors	58

MANAGEMENT INFORMATION CIRCULAR 2008
Sun Life Financial Inc.
Management Information Circular
Dated March 17, 2008
Throughout this document SLF Inc. refers to Sun Life Financial Inc., the Company and Sun Life Financial refer to Sun Life Financial Inc. and its subsidiaries, Sun Life Assurance refers to Sun Life Assurance Company of Canada, you, your and shareholder(s) refer to the common shareholders of SLF Inc., and the Act means the Insurance Companies Act (Canada).
Voting Information
Who Can Vote
If you were a shareholder of record at the close of business on March 17, 2008, you are entitled to vote at the Annual Meeting of Shareholders (the “meeting”). Each common share has one vote. The Act prohibits the exercise of voting rights attached to any common shares beneficially owned by the Government of Canada or any province or territory of Canada, the government of a foreign country, or any political subdivision or agency of any of those entities.
Voting Securities
As at March 17, 2008, a total of 563,457,444 common shares were outstanding. To the knowledge of the directors and executive officers of SLF Inc., no person or company beneficially owns, directly or indirectly, or exercises control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting securities of SLF Inc.
Who Counts the Votes
Proxies are counted and tabulated by SLF Inc.’s transfer agent, CIBC Mellon Trust Company, or its authorized agents. Proxies are not submitted to management unless they contain comments from shareholders clearly intended for management, or when required by law.
Votes Required for Approval
A simple majority of votes cast, in person or by proxy, is required for the approval of each of the matters being voted on at the meeting.
Voting Results
A Report on Voting Results will be posted on www.sunlife.com after the meeting. The Report on Voting Results will also be filed with the Canadian securities regulators and posted on www.sedar.com.
Solicitation of Proxies
This Management Information Circular (the “Circular”) explains in detail the items of business that will be considered at the meeting. It is provided to you in connection with the solicitation of proxies to be used at the meeting and at any adjournment of the meeting by or on behalf of the Board of Directors and management of SLF Inc. Proxies will be solicited primarily by mail but may also be solicited by telephone, in writing or in person by regular employees of the Company or by an agent. The Company will be using the services of Kingsdale Shareholder Services Inc. to solicit proxies. Interested shareholders in North America may contact Kingsdale Shareholder Services Inc. at 1-866-851-3217. The estimated cost of such services is $47,000. All costs of solicitation will be borne by SLF Inc.

MANAGEMENT INFORMATION CIRCULAR 2008
How to Vote Your Shares
Registered Shareholders
You are a registered shareholder if your name appears on the certificate for those shares. As a registered shareholder, you may vote in person at the meeting or you may vote by proxy. Whether or not you attend the meeting, you may appoint someone else to vote for you as your proxy holder. The individuals indicated as proxy holders on the proxy form are directors of SLF Inc. However, you may appoint another person as your proxy holder, including someone who is not a shareholder, by printing that person’s name in the blank space on the form. Sign, date and return the completed proxy form in the envelope provided.
To have your vote recorded, you must return the signed proxy form no later than 5:00 p.m. (Toronto time) on Monday, May 12, 2008 as described in the Notice of Annual Meeting. If you wish to vote in person at the meeting, do not complete or return the proxy form. You should register with the transfer agent upon arriving at the meeting and you will be given a ballot.
Share Ownership Account Participants
A shareholder who has a Share Ownership Statement may vote in person at the meeting or by returning a signed proxy form in the envelope provided. Certain Share Ownership Account participants may also vote by telephone or the Internet. Please refer to the proxy form included in your package for complete instructions. Each participant who is eligible to use the electronic voting procedure will receive a form of proxy that includes a 13-digit control number in the top right-hand corner. This number will be used to verify your identity and allow you to vote using the telephone or the Internet. For telephone voting in Canada, please call 1-866-271-1207 from a touch-tone telephone and follow the voice instructions. For Internet voting, please access www.eproxyvoting.com/slf and follow the instructions. You may vote by telephone or the Internet until 5:00 p.m. (Toronto time) on Monday, May 12, 2008. Information contained in or otherwise accessible through the website does not form a part of this Circular. All such website references are inactive textual references only.
If you hold a Share Ownership Statement and wish to vote in person at the meeting, do not complete or return the proxy form. You should register with the transfer agent upon arriving at the meeting and you will be given a ballot.
Non-registered Shareholders
If you are a non-registered shareholder (that is, your shares are registered in the name of an intermediary such as a securities broker, clearing agency, financial institution, trustee or custodian), you should carefully follow the instructions on the voting instruction form or proxy form that you receive from the intermediary to vote the shares that you hold with that intermediary. Non-registered shareholders should follow the instructions for telephone or Internet voting provided to them by their intermediary.
Since the Company does not have access to the names of its non-registered shareholders, if you wish to attend the meeting and vote in person you should insert your own name in the blank space provided in the voting instruction form or proxy form to appoint yourself as proxy holder, then follow your intermediary’s instructions for returning the form.
Changing Your Mind
If you are a registered shareholder or a Share Ownership Account participant, and you have returned a proxy form you may revoke it by:
a)	completing and signing a proxy form with a later date than the proxy form you previously returned and depositing it with CIBC Mellon Trust Company as described in the Notice of Annual Meeting; or

b)	depositing a written statement signed by you or your attorney as authorized by you in writing:
i.	at 150 King Street West, 6th Floor, Toronto, Ontario, Canada, M5H 1J9, Attention: Corporate Secretary, at any time up to and including May 13, 2008, or if the meeting is adjourned, the business day before the day to which the meeting is adjourned; or

MANAGEMENT INFORMATION CIRCULAR 2008
ii.	with the Chairman of the meeting on the day of the meeting before the meeting starts, or on the day to which the meeting is adjourned.
Voting instructions sent by mail, by facsimile or delivered in person by a later-dated proxy form, or sent by telephone or the Internet after your initial vote, will revoke any previous voting instructions. If you are a Share Ownership Account participant you will not be able to vote by telephone or Internet (and so revoke any previous voting instructions) after 5:00 p.m. (Toronto time) on May 12, 2008.
If you are a non-registered shareholder, you may revoke a proxy or voting instruction that you have given to your intermediary at any time by written notice to the intermediary. However, your intermediary may be unable to take any action on the revocation if the intermediary does not receive it at least seven days before the meeting.
Voting by Proxy
If you specify on the proxy form how you want to vote on a particular matter (by marking FOR, WITHHOLD or AGAINST), then that is how your proxy holder must vote your shares. If you have not indicated how to vote on a particular matter, then your proxy holder can vote your shares as he or she sees fit on that matter. If you appoint the representatives named on the proxy form as your proxy holder, and you do not specify how they should vote, your shares will be voted:
          FOR the election as directors of the nominees listed in this Circular;
          FOR the appointment of Deloitte & Touche LLP as auditor;
          FOR the amendments to By-Law No. 1 of SLF Inc. relating to director and officer indemnification; and
          FOR the amendments to SLF Inc.’s Executive Stock Option Plan.
If any amendments are proposed to these matters, or if any other matters are properly brought before the meeting, your proxy holder can vote your shares as he or she sees fit.
The Notice of Annual Meeting includes all the matters to be presented at the meeting that are known to the directors and management of SLF Inc. as of the date of this Circular.
If you have any questions regarding the meeting, please call our transfer agent at one of the following numbers:

Canada and United States	1-877-224-1760 (English)	1-888-290-0048 (French)

United Kingdom, Republic of Ireland, Channel Islands and Isle of Man	Within the U.K.: 0845 602 1587	Outside the U.K.: 44 20 8639 2064

Philippines	Metro Manila: 632 830 5353 (PLDT) 632 755 5353 (GLOBE)	Provinces: 1 800 1 888 2422

Hong Kong	852 2862 8628

Other Countries	416-348-9412

MANAGEMENT INFORMATION CIRCULAR 2008
Business of the Meeting
Financial Statements
The consolidated financial statements of the Company for the year ended December 31, 2007, together with the report of the auditor and the actuary’s report on the policy liabilities in those statements, are included in the 2007 Annual Report. They will be placed before the shareholders at the meeting.
Election of Directors
As of the date of this Circular, there are 13 directors on the board. SLF Inc.’s by-laws currently allow for the election of between eight and 20 directors. At the meeting 12 directors are to be elected. After 20 years of service as a Company director, Mr. W. Vickery Stoughton has decided not to stand for re-election. All nominees for election as directors are currently directors of SLF Inc. All nominees are also nominees for election as directors of Sun Life Assurance, a wholly owned principal operating subsidiary of SLF Inc.
In the absence of contrary instructions, the persons named in the form of proxy intend to vote FOR the nominees named in this Circular at the meeting. All directors will be elected for a one-year term. The Board of Directors has adopted a policy whereby a nominee who receives more “withheld” votes than “for” votes for his or her election as a director must submit a written offer to resign to the Chairman of the Governance Committee for acceptance or rejection by the Board of Directors. Within 90 days of the meeting the Board of Directors will decide whether to accept or reject the director’s offer to resign and promptly disclose by way of news release the outcome of its deliberations. This policy applies to uncontested elections only.
The Governance Committee has reviewed the candidature of each nominee and confirmed to the Board of Directors that each of the nominees satisfies SLF Inc.’s criteria for board membership and offers skills and experience that will contribute to the board’s continuing ability to keep pace with the Company’s developing business operations. The Board of Directors does not expect that any of the proposed nominees will be unable to serve as a director, but if that occurs for any reason prior to the meeting, the persons named in the form of proxy reserve the right to vote in their discretion for other nominees proposed in good faith in accordance with applicable legislation.
Certain additional information on the nominees for election as directors begins on page 9 of this Circular.
Appointment of Auditor
It is proposed that Deloitte & Touche LLP (“Deloitte”) be appointed auditor of SLF Inc.
The persons named in the form of proxy intend to vote, in the absence of contrary instructions, FOR the appointment of Deloitte as auditor of SLF Inc., to hold office until the next annual meeting of shareholders. Deloitte has been auditor of SLF Inc. since its incorporation in 1999, and has been auditor of Sun Life Assurance for many years.
For the years ended December 31, 2007, 2006 and 2005, the fees paid by Sun Life Financial for audit work performed by Deloitte were as follows:

	Year Ended December 31
($millions)	2007	2006	2005
Audit Services	20.8	21.1	13.6
Audit-Related Services	2.0	2.5	3.6
Tax Services	–	0.1	0.6
Other Services	0.2	0.6	0.7
Total	23.0	24.3	18.5

MANAGEMENT INFORMATION CIRCULAR 2008
Fees for audit services were paid for professional services rendered by the auditor for the audit of the Company’s consolidated annual financial statements and segregated funds as well as services provided in connection with statutory and regulatory filings.
Fees for audit-related services were paid for assurance and related services that were reasonably related to the performance of the audit or review of the annual consolidated financial statements and not reported under the audit services category above. These services consisted primarily of reviews of the Company’s internal control reporting preparedness, CFA Institute (formerly the Association for Investment Management and Research) verifications and employee benefit plan audits.
Fees for tax services were paid for tax compliance, tax advice and tax planning professional services. These services included the review of original and amended tax returns, assistance with questions regarding tax audits and refund claims and tax planning and advisory services relating to domestic and international taxation.
Other fees were paid for products and services other than audit, audit-related and tax services described above.
Policy for Approval of Auditor Services
SLF Inc. has established a policy requiring pre-approval of services provided by its external auditor. All fees paid to Deloitte since the policy was established have been approved by the Audit and Conduct Review Committee in accordance with the policy in effect at the relevant time.
Amendments to By-Law No. 1
At its meeting on February 13, 2008, the Board of Directors passed amendments to Section 3.1 of SLF Inc.’s By-Law No. 1 relating to indemnification of directors and officers. That section previously reflected the indemnification provisions contained in the Act when By-Law No. 1 was initially passed. However, in 2006 the Act was amended to, among other things, broaden the scope of permissible indemnification by SLF Inc. For example, SLF Inc. is now permitted to indemnify a person who acts, at its request, as a director or officer of, or in a similar capacity for, another entity such as a trust or industry association. The Act’s indemnification provisions were also expanded to specifically apply to investigative proceedings and to permit advances of money to cover defence costs. The Board of Directors approved the amendments to SLF Inc.’s By-Law No. 1 in order to harmonize the by-laws with the updated provisions of the Act.
The amendments came into force on the date of their approval by the board, but they will cease to be effective unless they are confirmed by a majority of the votes cast by shareholders, either in person or by proxy, at the meeting. Accordingly, the resolution set out below will be submitted to the shareholders to consider and, if thought fit, to pass. The Board of Directors recommends that shareholders vote FOR the resolution, and in the absence of contrary instructions, the persons named in the form of proxy intend to vote FOR the resolution.
“RESOLVED THAT the deletion of Section 3.1 of By-Law No. 1 and the replacement of the following, as approved by the Board of Directors on February 13, 2008, is hereby confirmed:
3.1 Indemnification of Directors and Officers
Subject to any limitations contained in the Act, the Corporation shall indemnify a director or officer, a former director or officer or any person who acts or acted, at the Corporation’s request, as a director or officer of, or in a similar capacity for, another entity, and each of such person’s heirs and personal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such person in respect of any civil, criminal, administrative, investigative or other proceeding in which such person is or was involved because of that association with the Corporation or such other entity, if:
(a)	such person acted honestly and in good faith with a view to the best interests of, as the case may be, the Corporation or such other entity, and

MANAGEMENT INFORMATION CIRCULAR 2008
(b)	in the case of a criminal or administrative action or proceeding enforced by a monetary penalty, such person had reasonable grounds for believing that their conduct was lawful.
The Corporation may enter into agreements evidencing its indemnity in favour of the foregoing persons to the full extent permitted by law.”
Amendments to the Executive Stock Option Plan
In 2006, the Toronto Stock Exchange (the “TSX”) introduced new rules impacting SLF Inc.’s Executive Stock Option Plan (the “Option Plan”). In response to these new rules, SLF Inc. proposes to amend the Option Plan to:
•	revise the Option Plan’s amendment provisions to specify the amendments which can only be made with shareholder approval; and
•	provide that when the expiry date of an option falls within or shortly after one of SLF Inc.’s blackout periods, the expiry date will automatically be extended to the tenth business day after the blackout period ends.
Under the TSX’s previous rules, shareholder approval was required for amendments to the Option Plan that were considered material. Under the new rules, as of June 30, 2007 no amendments to the Option Plan are permitted, including simple “housekeeping” amendments, unless the amendments themselves, or specific amendment procedures that authorize the amendments, have been approved by the shareholders.
SLF Inc.’s proposed amendment procedures would require shareholder approval for the following changes to the Option Plan or options granted pursuant to the Option Plan:
•	increasing the number of common shares that can be issued under the Option Plan;
•	reducing the exercise price of an outstanding option (including by cancelling and re-granting an option on different terms within three months);
•	extending the expiry date of an outstanding option or amending the Option Plan to permit the grant of an option with an expiry date more than 10 years from the grant date;
•	expanding the provisions relating to the transferability of options to include someone other than a spouse, minor child or minor grandchild;
•	expanding the categories of individuals eligible to participate in the Option Plan;
•	increasing or deleting the limits relating to common shares issuable or issued to insiders;
•	increasing or deleting the limits relating to common shares reserved for issuance to any single person;
•	providing for other types of compensation through equity issuance; and
•	revising any of the foregoing provisions;
unless the change results from the application of the anti-dilution provisions of the Option Plan.
Examples of the types of changes to the Option Plan or options granted under it that SLF Inc. could make without shareholder approval include:
•	a change to the termination provisions of the Option Plan or of an option, provided that the change does not permit the grant of an option with an expiry date of more than 10 years or extend an outstanding option’s expiry date;
•	a change deemed necessary or desirable to comply with applicable law or regulatory requirements; and
•	changes to correct an immaterial inconsistency or omission or to update a routine administrative provision.
In accordance with good corporate governance practices and to promote compliance with laws prohibiting trading in securities while in possession of material undisclosed information, SLF Inc. has a policy restricting insiders and certain other employees of the Company from trading in securities of SLF Inc., including exercising options, during specific blackout periods. SLF Inc.’s blackout periods apply during the period leading up to, and shortly after, the dates on which quarterly or annual financial results are disclosed. Discretionary blackout periods may also be declared during a time that there is material undisclosed information, such as during the negotiation of a significant acquisition transaction.
At SLF Inc. there are only four periods during the year, each lasting 20 business days, in which a person subject to blackout periods may trade in SLF Inc.’s securities. However, if such a person has undisclosed material information during a permitted trading window, then that person may not trade in SLF Inc.’s securities until such information has been publicly

MANAGEMENT INFORMATION CIRCULAR 2008
disclosed, notwithstanding that the trading window is open. The TSX has recognized that trading policies such as those implemented by SLF Inc. could result in an unintended penalty to those who are prohibited from exercising expiring options during a blackout period. Accordingly, the TSX rules now provide a framework for extending the expiry date of options that would otherwise expire during or shortly after a blackout period. SLF Inc. intends to adopt this framework so that options issued under the Option Plan expire at the later of the expiry date set for the option (usually 10 years after the grant date) or, if that date occurs during a blackout period or shortly after it, 10 business days after that blackout period ends.
A description of the key terms of the Option Plan can be found on page 35 of this Circular. The amendments to the Option Plan described above have been conditionally approved by the TSX, subject to approval by a majority of the votes cast by shareholders, either in person or by proxy, at the meeting. The Board of Directors recommends that shareholders vote FOR the following resolution to amend the Option Plan, and in the absence of contrary instructions, the persons named in the form of proxy intend to vote FOR the resolution.
“RESOLVED THAT the Executive Stock Option Plan dated March 30, 2001 (as amended) is hereby amended as follows:
Section 2.1 is amended by adding the following definition and renumbering sections 2.1(b) through 2.1(w) accordingly:
“(b)	“Blackout Period” means a period of time during which the Participant cannot exercise an Option, or sell Shares, due to applicable law or policies of the Company in respect of insider trading;”.
Clause (ii) of the definition of “Retirement” is amended by deleting the reference to “section 2.1(s)” and replacing it with “section 2.1(t)”.
The definition of “Subsidiary” is amended by deleting the reference to “clause 2.1(c)” and replacing it with “section 2.1(d)”.
Section 3.1(c) is amended by adding “Subject to section 3.3,” at the beginning such that it reads as follows:
“subject to section 3.3, the Latest Exercise Date, which shall be the tenth anniversary of the Date of Grant unless determined by the Company to be earlier;”.
Article 3 is amended by adding the following as section 3.3 and renumbering sections 3.3 and 3.4 accordingly:
“3.3	The Latest Exercise Date shall be extended to the tenth business day following the last day of a Blackout Period if the Latest Exercise Date would otherwise occur in a Blackout Period or within ten business days of the end of the Blackout Period.”.
Section 10.1 is deleted and replaced by the following:
“10.1	The Company, acting by or under the authority of the Board, may, from time to time and at any time, add to or amend any of the provisions of the Plan or an Option, or terminate the Plan, other than the following matters which require the approval of the holders of a majority of Shares present and voting in person or by proxy at a meeting of shareholders of the Company:

(a)	an increase in the number of Shares issuable pursuant to the Plan;

(b)	an amendment that would reduce the Option Price of an outstanding Option (including by cancelling an Option and re-granting the Option on different terms within three months of such cancellation);

(c)	an amendment that would extend the term of any Option granted under this Plan beyond the Latest Expiry Date of the Option;

(d)	amending or deleting section 3.1(c) so as to allow for a maximum term of an Option to be greater than 10 years;

(e)	expanding the authority of the Company to permit assignability of Options beyond that contemplated by section 10.3;

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(f)	adding to the categories of Participants who may be designated for participation in the Plan;

(g)	increasing or deleting the percentage limits relating to Shares issuable or issued to insiders in section 5.4;

(h)	increasing or deleting the percentage limit on Shares reserved for issuance to any one person pursuant to Options in section 5.1;

(i)	amending the Plan to provide for other types of compensation through equity issuance; and

(j)	deleting one of the above clauses (a) through (i),

other than, for greater certainty, a change resulting from an adjustment under Article 6 or Article 8. Any amendment shall apply only in respect of Options granted on or after the date of such amendment unless the affected Participant otherwise agrees. Such agreement is not required if an adjustment is made pursuant to Article 6 or Article 8.’’
Shareholder Proposals
Following discussions with SLF Inc., the Carpenters Local 27 Benefit Trust Funds, 230 Norseman Street, Etobicoke, ON M8Z 6A2, withdrew a proposal requesting enhanced voting rights for long-term shareholders and Inhance Investment Management Inc., 1200-900 West Hastings Street, Vancouver, BC V6C 1E5, withdrew a proposal concerning sustainability reporting. The board wishes to acknowledge and thank these investors for the constructive dialogue.
Shareholder proposals for the 2009 Annual Meeting of Common Shareholders must be submitted no later than 5:00 p.m. (Toronto time) on December 17, 2008, by writing to the Corporate Secretary of SLF Inc. at 150 King Street West, 6th Floor, Toronto, Ontario, Canada M5H 1J9, or by facsimile to 416-585-9907 or by e-mail to boarddirectors@sunlife.com in order to be considered for inclusion in SLF Inc.’s circular for that meeting.

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Director Nominees
The following table sets out information about the proposed nominees for directors.

James C. Baillie	Securities held
Toronto, ON
Age: 69
Director since 20001
Independent Director

Common Shares[2]		DSUs[2]		Options[2]		Meets Directors’ Share Ownership Guidelines

2008	2007	2008	2007	2008	2007
6,900	6,900	9,547	8,277	4,000	4,000
Mr. Baillie is of Counsel with Torys LLP, a law firm. Mr. Baillie is Chairman of the Auditing and Assurance Standards Oversight Council and a director of Bridgepoint Health Canada. Mr. Baillie has served on the Board of Directors of three of SLF Inc.’s subsidiaries in the United States and was Chairman of their Audit Committees.

Board/Committee			Other Public Company Board Memberships Held
Memberships	2007 Attendance		During the Last Five Years

Board	12 of 13	92%	Royal Utilities Income Fund	2006 – present
Audit and Conduct Review	5 of 5	100%	Decision Dynamics Technology Ltd.	2005 – present
Risk Review (Chair)	5 of 5	100%	Corel Corporation	2000 – 2003
Annual Meeting	Yes

George W. Carmany, III	Securities held
Boston, MA
Age: 67
Director since 20041
Independent Director

Common Shares[2]		DSUs[2]		Options[2]		Has until December 6, 2012 to meet Directors’ Share Ownership Guidelines

2008	2007	2008	2007	2008	2007
2,000	2,000	6,052	3,739	–	–
Mr. Carmany is President of G. W. Carmany and Company, Inc., an advisor to and investor in development-stage companies in life sciences and financial services. He is Vice-Chairman of Computerized Medical Systems, Inc., Senior Advisor to EnGenelC Pty. Ltd. and a Trustee of Bentley College.

Board/Committee			Other Public Company Board Memberships Held
Memberships	2007 Attendance		During the Last Five Years

Board	13 of 13	100%	Macquarie Infrastructure
Management Resources	5 of 5	100%	Company	2004 – present
Risk Review	5 of 5	100%
Annual Meeting	Yes

John H. Clappison, FCA	Securities held
Toronto, ON
Age: 61
Director since 20061
Independent Director

Common Shares[2]		DSUs[2]		Options[2]		Has until December 6, 2012 to meet Directors’ Share Ownership Guidelines

2008	2007	2008	2007	2008	2007
1,000	1,000	4,140	1,987	–	–
Mr. Clappison retired as Greater Toronto Area Managing Partner of PricewaterhouseCoopers LLP, chartered accountants, in December 2005. Mr. Clappison is a Trustee of the Shaw Festival Theatre Endowment Foundation and St. Michael’s Hospital Foundation, and a director of Summit Energy Holdings LLP.

Board/Committee			Other Public Company Board Memberships Held
Memberships	2007 Attendance		During the Last Five Years

Board	13 of 13	100%	Canadian Real Estate	2007 – present
Audit and Conduct Review	5 of 5	100%	Investment Trust
Risk Review	5 of 5	100%	Cameco Corporation	2006 – present
Annual Meeting	Yes		Rogers Communications Inc.	2006 – present

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David A. Ganong, CM	Securities held
St. Stephen, NB
Age: 64
Director since 20021
Independent Director

Common Shares[2]		DSUs[2]		Options[2]		Meets Directors’ Share

2008	2007	2008	2007	2008	2007	Ownership Guidelines
7,567	7,567	8,487	6,702	2,000	2,000
Mr. Ganong is President of Ganong Bros. Limited, a confectionery manufacturer. Mr. Ganong is a member of the Board of Governors of The University of New Brunswick, a Canadian representative on the North American Competitiveness Council, and a board member of the Canadian Council of Chief Executives.

Board/Committee			Other Public Company Board Memberships Held
Memberships	2007 Attendance		During the Last Five Years

Board	13 of 13	100%	Air Canada	1988 – 2004
Management Resources	5 of 5	100%	New Brunswick and	1985 – 2004
Risk Review	5 of 5	100%	Canada Railway
Annual Meeting	Yes

Germaine Gibara, CFA	Securities held
Montreal, QC
Age: 63
Director since 20021
Independent Director

Common Shares[2]		DSUs[2]		Options[2]		Meets Directors’ Share Ownership Guidelines

2008	2007	2008	2007	2008	2007
4,177	4,093	10,548	8,247	2,000	2,000
Ms. Gibara is President of Avvio Management Inc., a change and technology management consulting firm. Ms. Gibara is a director of the CPP Investment Board and St. Lawrence Cement Group Inc.3

Board/Committee			Other Public Company Board Memberships Held
Memberships	2007 Attendance		During the Last Five Years

Board	13 of 13	100%	Cogeco Inc.	2007 – present
Audit and Conduct Review	4 of 5	80%	Technip	2007 – present
Governance	4 of 4	100%	Agrium Inc.	2004 – present
Annual Meeting	Yes		Cogeco Cable Inc.	2003 – present
			St. Lawrence Cement Group Inc.[3]	2005 – 2007
			Pechiney Group	2002 – 2003
			Corel Corporation	2001 – 2003

Krystyna T. Hoeg, CA	Securities held
Toronto, ON
Age: 58
Director since 20021
Independent Director

Common Shares[2]		DSUs[2]		Options[2]		Meets Directors’ Share Ownership Guidelines

2008	2007	2008	2007	2008	2007
3,405	3,405	16,903	13,041	2,000	2,000
Ms. Hoeg was President and Chief Executive Officer of Corby Distilleries Limited, a marketer and seller of spirits and wine, until February 2007. She is a director of Ganong Bros. Limited and Samuel, Son & Co., Limited, a member of the Advisory Board of the Woodrow Wilson Center’s Canada Institute and a member of the Canadian Audit Committee Network.

Board/Committee			Other Public Company Board Memberships Held
Memberships	2007 Attendance		During the Last Five Years

Board	13 of 13	100%	Canadian Pacific Railway Company	2007 – present
Audit and Conduct Review	5 of 5	100%	Canadian Pacific Railway Limited	2007 – present
(Chair)			Cineplex Galaxy Income Fund	2006 – present
Risk Review	5 of 5	100%	Shoppers Drug Mart Corporation	2006 – present
Annual Meeting	Yes		Corby Distilleries Limited	1996 – 2007

MANAGEMENT INFORMATION CIRCULAR 2008

David W. Kerr, CA	Securities held
Toronto, ON
Age: 64
Director since 20041
Independent Director

Common Shares[2]		DSUs[2]		Options[2]		Meets Directors’ Share Ownership Guidelines

2008	2007	2008	2007	2008	2007
8,000	8,000	6,750	4,401	–	–
Mr. Kerr is Managing Partner of Edper Financial Group, an investment holding company. Until August 2006 he was Chairman of Falconbridge Limited. Prior to July 2002 he was President and Chief Executive Officer of Falconbridge Limited. Mr. Kerr is a director of the Toronto Rehabilitation Hospital Foundation, the Special Olympics Foundation and Sustainable Development Technology Canada. He is a member of the National Round Table on the Environment and the Economy, and an Advisory Board Member at the Schulich School of Business, York University.

Board/Committee			Other Public Company Board Memberships Held
Memberships	2007 Attendance		During the Last Five Years

Board	13 of 13	100%	CanWest Global	2007 – present
Audit and Conduct Review	5 of 5	100%	Communications Corp.
Management Resources	5 of 5	100%	Research In Motion Limited	2007 – present
(Chair)			Brookfield Asset Management Inc.	1987 – present
Annual Meeting	No		Shell Canada Limited	2003 – 2007
			Falconbridge Limited	1989 – 2006
			Canada Life Corporation	1999 – 2003

Idalene F. Kesner	Securities held
Bloomington, IN
Age: 50
Director since 20021
Independent Director

Common Shares[2]		DSUs[2]		Options[2]		Meets Directors’ Share Ownership Guidelines

2008	2007	2008	2007	2008	2007
7,500	6,500	4,873	3,720	2,000	2,000
Professor Kesner is Chairperson, Department of Management and Frank P. Popoff Chair of Strategic Management at Kelley School of Business, Indiana University, a post-secondary educational institution. Until July 2006, she was Chairperson, MBA Program at Indiana University. Professor Kesner is a member of the Advisory Board of Gloria Jeans Corporation.

Board/Committee			Other Public Company Board Memberships Held
Memberships	2007 Attendance		During the Last Five Years

Board	12 of 13	92%	Harriet & Henderson Yarns, Inc.	1994 – 2003
Governance	4 of 4	100%
Risk Review	5 of 5	100%
Annual Meeting	Yes

Mitchell M. Merin	Securities held
Mantoloking, NJ
Age: 54
Director since 20071
Independent Director

Common Shares[2]		DSUs[2]		Options[2]		Has until December 6, 2012

2008	2007	2008	2007	2008	2007	to meet Directors’ Share
999	500	1,319	–	–	–	Ownership Guidelines
Mr. Merin retired as President and Chief Operating Officer of Morgan Stanley Investment Management (“MSIM”), the investment management business for individual and institutional investors of Morgan Stanley, in September 2005. During his time at MSIM, he also served as a director or trustee of a number of registered investment companies for which MSIM acted as investment manager or investment advisor.

Board/Committee			Other Public Company Board Memberships Held
Memberships	2007 Attendance		During the Last Five Years

Board	5 of 5	100%	None
Management Resources	3 of 3	100%
Risk Review	3 of 3	100%
Annual Meeting	Yes

MANAGEMENT INFORMATION CIRCULAR 2008

Bertin F. Nadeau	Securities held
Montreal, QC
Age: 67
Director since 19991
Independent Director

Common Shares[2]		DSUs[2]		Options[2]		Meets Directors’ Share Ownership Guidelines

2008	2007	2008	2007	2008	2007
14,256	14,256	4,873	3,720	4,000	4,000
Mr. Nadeau is Chairman and Chief Executive Officer of GescoLynx Inc., a private holding company. Mr. Nadeau is Chairman of The Montreal General Hospital Foundation, TechnoBev L.P. and Casavant Frères.

Board/Committee			Other Public Company Board Memberships Held
Memberships	2007 Attendance		During the Last Five Years

Board	12 of 13	92%	LaFarge North America Inc.	1998 – 2006
Governance (Chair)	4 of 4	100%
Management Resources	5 of 5	100%
Annual Meeting	Yes

Ronald W. Osborne, FCA	Securities held
Toronto, ON
Age: 61
Director since 19991
Independent Director

Common Shares[2]		DSUs[2]		Options[2]		Meets Directors’ Share Ownership Guidelines

2008	2007	2008	2007	2008	2007
20,114	19,466	9,969	6,402	4,000	4,000
Mr. Osborne is Chairman of the Board of SLF Inc. and Sun Life Assurance. Mr. Osborne is a member of the Board of Governors of the Corporation of Massey Hall and Roy Thomson Hall, a member of the Advisory Board of Brookfield Power, and a director of St. Lawrence Cement Group Inc.3 Until March 2007, he was a director of SLF Inc.’s subsidiary Massachusetts Financial Services Company (“MFS”). Until December 2003, he was a director and President and Chief Executive Officer of Ontario Power Generation Inc., an electricity generation company.

Board/Committee			Other Public Company Board Memberships Held
Memberships	2007 Attendance		During the Last Five Years

Board (Chair)	13 of 13	100%	RioCan Real Estate Investment Trust	2004 – present
Governance[4]	4 of 4	100%	Torstar Corporation	2003 – present
Audit and Conduct Review[4]	5 of 5	100%	St. Lawrence Cement Group Inc.[3]	2004 – 2007
Management Resources[4]	5 of 5	100%	Four Seasons Hotels Inc.	2003 – 2007
Risk Review[4]	5 of 5	100%	Shell Canada Limited	2001 – 2007
Annual Meeting	Yes		Nortel Networks Corporation / Nortel	2005 – 2006
			Networks Limited
			Air Canada	1999 – 2004

Donald A. Stewart, FIA, FCIA	Securities held
Toronto, ON
Age: 61
Director since 19991
Non-Independent Director

Common Shares[2]		DSUs[2]		Options[2]		Meets Executive Officer Share Owenership Requirements

2008	2007	2008	2007	2008	2007
47,845	46,285	198,412	193,526	1,392,120	1,309,633
Mr. Stewart is Chief Executive Officer of SLF Inc. and Sun Life Assurance. Mr. Stewart serves on the Board of Directors of a number of SLF Inc.’s subsidiaries. He is a director of Novelis Inc. and the American Council of Life Insurers. From 2001 to 2007 Mr. Stewart served as a director of the Canadian Life and Health Insurance Association Inc. From 2003 to 2006 he served as a director and Vice-Chairman of the International Insurance Society, Inc.

Board/Committee			Other Public Company Board Memberships Held
Memberships	2007 Attendance		During the Last Five Years

Board	13 of 13	100%	CI Financial Income Fund	2006 – present
Annual Meeting	Yes

[1]	Director since means the year in which the director first joined the board of Sun Life Financial Inc., which was formed in 1999.

[2]	Common shares, DSUs and Options as at February 29, 2008 and February 28, 2007 and Share Ownership Guidelines calculations as at February 29, 2008 except for Mr. Merin whose 2007 information is as at May 9, 2007.

[3]	St. Lawrence Cement Group Inc. ceased to be a public company on August 14, 2007.

[4]	Mr. Osborne is a member of the Governance Committee and an ex-officio member of all other committees.

MANAGEMENT INFORMATION CIRCULAR 2008
No director has retired or resigned during the 12-month period ended December 31, 2007.
Attendance during 2007 for Mr. Stoughton, who is not standing for re-election as a director in 2008, was as follows:

Board/Committee Memberships
Board	13 of 13	100%
Governance	4 of 4	100%
Management Resources	5 of 5	100%
Annual Meeting	Yes
Except as disclosed below, no proposed director of SLF Inc. is or has been, in the last 10 years, a director, chief executive officer or chief financial officer of a company that, while that person was acting in that capacity, (a) was the subject of a cease trade or similar order or an order that denied the company access to any exemption under Canadian securities legislation for a period of more than 30 consecutive days, or (b) was subject to an event that resulted, after that person ceased to be a director, chief executive officer or chief financial officer, in the company being the subject of a cease trade or similar order or an order that denied the company access to any exemption under Canadian securities legislation for a period of more than 30 consecutive days. No proposed director of SLF Inc. is or has been, in the last 10 years, a director or executive officer of a company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets except for the following:
(i)	Professor Kesner was a director of Harriet & Henderson Yarns, Inc. until May 2003. In July 2003 Harriet & Henderson Yarns, Inc. filed a voluntary petition under Chapter 11 of the Bankruptcy Code in the United States. Professor Kesner is no longer a director of Harriet & Henderson Yarns, Inc.;

(ii)	Messrs. Ganong and Osborne were directors of Air Canada when it filed for protection under the Companies’ Creditors Arrangement Act (“CCAA”) in April 2003. Air Canada successfully emerged from the CCAA proceedings and was restructured pursuant to a plan of arrangement in September 2004. Messrs. Ganong and Osborne are no longer directors of Air Canada; and

(iii)	Mr. Osborne was a director of Nortel Networks Corporation and Nortel Networks Limited (collectively, “Nortel”) when on April 10, 2006 the Ontario Securities Commission (“OSC”) issued a management cease trade order prohibiting all directors, officers and certain other current and former employees of Nortel from trading in securities of Nortel until two business days following receipt by the OSC of all filings required to be made by Nortel pursuant to Ontario securities laws. This order resulted from Nortel’s need to restate certain previously reported financial results and related delays in filing certain of its 2005 financial results. This order was revoked effective June 8, 2006. Mr. Osborne is no longer a director of Nortel.
Report on Corporate Governance
The Board of Directors strives to continually improve the way it executes its mandate of supervising the management of the business and affairs of SLF Inc. At least annually, the board’s corporate governance processes and practices are reviewed and the Company believes they are consistent with evolving best practices, the Act, the Canadian Securities Administrators’ (“CSA”) Corporate Governance Guidelines, the New York Stock Exchange (“NYSE”) Corporate Governance Rules and the Guidelines issued by the Office of the Superintendent of Financial Institutions (“OSFI”) for Effective Corporate Governance in Federally Regulated Financial Institutions.

MANAGEMENT INFORMATION CIRCULAR 2008
This report outlines Sun Life Financial’s approach to corporate governance. Corporate governance documents referred to in this report are listed in the following table. These documents are regularly reviewed and approved by the Board of Directors or a committee of the board.

Location
	(or from the Corporate	Board and Governance
Corporate Governance Document	Secretary on request)	Committee review cycle

Charter of the Board of Directors	www.sunlife.com	Annual
(Includes position descriptions for:
– Directors	Schedule A beginning on
– Non-Executive Chairman on the Board	page 58
– Chairs of Board Committees)

Director Independence Policy	www.sunlife.com	Annual

Chief Executive Officer position description	www.sunlife.com	Annual

Charters of Board Committees	www.sunlife.com	Annual

Code of Business Conduct	www.sunlife.com	Regular, at least tri-annual
www.sedar.com

Board Composition and Director Independence
The composition and organization of the board is governed primarily by the Act, which has requirements on the qualifications, number, affiliation and Canadian residency of directors. SLF Inc.’s by-laws allow for a minimum of eight and a maximum of 20 directors. The board regularly reviews its effectiveness and the optimal size of the board. The board is currently of the view that 12-14 directors are needed in order to fulfill the responsibilities of the board. The board must be able to operate independently of management in order to be effective. Therefore, a majority of the directors of SLF Inc. must be independent at all times. It is also a policy of the board that all members of board committees must be independent.
The Governance Committee has evaluated the independence of each director in accordance with the Director Independence Policy and confirmed to the board that 11 of the 12 individuals who are nominated for election at the meeting are independent and also that the current members of the Audit and Conduct Review Committee meet the additional independence requirements needed to be considered an independent member of that Committee. Director nominee, Donald A. Stewart is not independent because he is Chief Executive Officer of SLF Inc. The independence status of each director is disclosed in the Director Nominees section starting on page 9.
Meaning of “Independent”
An individual will be considered independent if he or she does not have, directly or indirectly, any relationship with the Company that could reasonably be expected to interfere with his or her exercise of independent judgment.
Acting Independently
The roles of the Chairman and Chief Executive officer are separate. Ronald W. Osborne, Chairman of the Board is an independent director. His role is to provide leadership to enhance the effectiveness and independence of the board.
Regular private sessions of the board and board committees are held, without members of management present. Open and candid discussion of all topics covered during meetings takes place. These discussions generally form part of the Committee Chairs’ reports to the full board. The Chairman of the Board also holds a private meeting annually of the independent directors to discuss the effectiveness of the board and the performance assessment of the Chief Executive Officer.

MANAGEMENT INFORMATION CIRCULAR 2008
Board Interlocks
Currently no directors serve together on other public company boards. The following table lists the directors who served together on the boards of other publicly traded companies during 2007.

Company	Director	Committee Memberships

Shell Canada Limited	David W. Kerr	• Audit
(ceased to be a public company		• Health, Safety, Environment and Social Responsibility
as of April 25, 2007)		• Nominating and Governance
• Reserves (Chair)

	Ronald W. Osborne	• Audit
• Management Resources and Compensation (Chair)
• Reserves

St. Lawrence Cement Group Inc.	Germaine Gibara	• Audit
(ceased to be a public company		• Governance
as of August 14, 2007)
	Ronald W. Osborne	• Environmental and Health & Safety

Service on Other Public Company Audit Committees
The board does not limit the number of audit committees on which its Audit and Conduct Review Committee members serve.
Krystyna T. Hoeg, Chair of the Audit and Conduct Review Committee is an audit committee member of four other public company audit committees (two of which meet concurrently). John H. Clappison, a member of the Audit and Conduct Review Committee is an audit committee member of three other public company audit committees.
The board has determined that given the time and diligence these directors devote to their SLF Inc. duties and their extensive accounting and financial qualifications and related experience, their ability to serve on SLF Inc.’s Audit and Conduct Review Committee is not impaired.
Board Mandate
The Board of Directors is responsible for supervising the management of the business and affairs of SLF Inc. The board’s overall stewardship responsibilities, which it performs either directly or through its committees, are outlined in the Charter of the Board of Directors. The Charter is reviewed annually by the board and the Governance Committee.
The board’s responsibilities include:
Setting an Ethical Tone
The board’s oversight of business conduct is described in the section entitled Ethical Business Conduct beginning on page 18.
Adoption of a Strategic Planning Process
The board sets the strategic direction for the Company and annually approves the related financial and operating plan. The board approves the vision and mission statement and regularly reviews the effectiveness of the strategic planning process.
In June 2007, the annual two-day off-site strategy meeting was held in Boston. Strategic options for the Company and each of its major business groups were reviewed at the meeting. The execution of the Company’s strategy by management is monitored at every regular meeting of the board. Management must seek board approval of transactions that will have significant strategic impact.

MANAGEMENT INFORMATION CIRCULAR 2008
Identification of the Principal Risks
The board, through its Risk Review Committee, ensures a process is in place to identify and manage major market, credit, insurance and operational risks across the enterprise. The Risk Review Committee also reviews compliance with risk management policies and reports related to compliance with legal and regulatory matters, including the Sun Life Financial Code of Business Conduct.
Succession Planning
The board, through its Management Resources Committee, reviews succession plans for the position of Chief Executive Officer and establishes and oversees processes for evaluating the performance of the Chief Executive Officer. The committee reviews the succession plans for senior management and the Chief Executive Officer’s assessment of their performance.
On an annual basis, the independent directors review succession plans and participate in the evaluation of the Chief Executive Officer. The board approves the appointment of individuals at the level of Corporate Executive Vice-President and President of Business Groups.
Communications Policy
The board reviews and approves the content of all major disclosure documents including the annual and interim financial statements, annual and interim Management’s Discussion and Analysis, the Annual Information Form and this Circular. The board, through its Governance Committee, regularly reviews and, when appropriate, approves policies with regard to public disclosure, confidentiality of information and securities trading. These policies reflect the Company’s commitment to being responsive to the disclosure needs of the investment community and other stakeholders and providing timely, consistent and accurate information to the investing public in compliance with its disclosure obligations.
Integrity of Internal Control and Management Information Systems
The board, through its Audit and Conduct Review Committee, reviews, approves and monitors the internal control and management information systems that provide reasonable assurance as to the reliability of the Company’s financial information and the safeguarding of its assets. On a quarterly basis, the Chief Auditor reviews the adequacy and effectiveness of the internal control environment with that committee.
Corporate Governance
The board, through its Governance Committee, monitors on a continuing basis current corporate governance developments and the effectiveness of the corporate governance processes, guidelines and disclosure within the Company. This includes corporate governance practices and policies that apply to the Board of Directors. Shareholders and other interested parties may provide direct feedback to the independent directors in writing, by mail, fax or e-mail. Contact information is noted on page 57.
Board and Board Committee Effectiveness Review Process
Each year a process is undertaken to review the effectiveness of the board and each board committee. Responses to a written questionnaire are compiled, the Chairman of the Board reviews all responses and all directors receive a summary of the results. Recommendations that the independent directors agree will enhance effectiveness are adopted. Process improvements are regularly suggested by board members, discussed at private sessions of the independent directors and implemented. In addition, each committee of the board reviews its own performance and reports to the board on those deliberations and suggestions for effectiveness enhancements.

MANAGEMENT INFORMATION CIRCULAR 2008
Position Descriptions
Chairman of the Board
The Chairman of the Board is an independent director who is responsible for providing leadership to enhance the effectiveness and independence of the board. The Chairman of the Board also manages the affairs of the Board of Directors to assist the directors in carrying out their responsibilities and to enhance the effectiveness and cohesion of the board as a whole. The Chairman of the Board attends all committee meetings on an ex-officio basis other than the Governance Committee, of which he is a member.
Board Committee Chairs
Independent directors hold all the chair positions. The committee chairs’ responsibilities include advance review of agendas and meeting material to ensure meetings are conducted in a productive manner that enhances the Board of Directors’ overall effectiveness and independence. Committee chairs, in consultation with the Chairman of the Board, may engage independent advisors at the expense of SLF Inc. as part of that process.
Chief Executive Officer
The Act requires the Chief Executive Officer to be a director. The Chief Executive Officer has overall responsibility for the leadership, strategic direction and business results of the Company. Working closely with the Chairman of the Board, the Board of Directors and the Executive Team, the Chief Executive Officer ensures that the Company establishes appropriate goals, manages its resources to meet these goals and executes the steps necessary to deliver the highest possible standards of business performance. A key responsibility of the Chief Executive Officer is to maintain an external perspective on Sun Life Financial’s overall long-term position in the international financial services environment in order to grow the business in selected global markets.
Orientation and Continuing Education
Orientation sessions are held for new directors and directors who join committees. The orientation program has several components. Sessions on the Company’s strategy, business operations and financial reporting as well as visits to operational sites are held with corporate and operating management. The Chairman of the Board meets with new directors to discuss the role of the board and board committees. When a new or current director joins a new committee, a meeting is scheduled with the committee chair and members of management who provide reports to that committee to provide an overview of that committee’s work.
Management regularly updates a Directors’ Manual for new and existing board members that includes information about SLF Inc., the board, its committees and board administration.
Business unit presentations and education seminars for directors are held regularly to enhance the directors’ understanding of the Company’s business and the environment in which it operates and to allow an in-depth discussion of topics covered. Individual directors may participate in outside professional development programs approved by the Chairman of the Board, at the expense of SLF Inc., to further promote continuing education. In 2007 certain directors attended or spoke on panels organized by corporate governance organizations such as the Institute of Corporate Directors, Deloitte’s Directors’ Seminar series and the Canadian Audit Committee Network.

MANAGEMENT INFORMATION CIRCULAR 2008
The following table lists orientation and continuing education sessions held during 2007.

Date	Topic	Presenter	Director attendees

Feb. 8	Executive Compensation	K. Louise McLaren, SVP and Chief Human Resources Officer	All

April 25	CI Financial Income Fund	William Holland, Chief Executive Officer, CI Financial	All

April 26	Key Risk Report	Michael Stramaglia, EVP and Chief Risk Officer	All

June 13	Site visit to SLF U.S. and Sun Life Financial Distributors, Wellesley, MA Presentations on Group Insurance, Annuities, Individual Insurance and Service Center Operations	SLF U.S. management team	All

June 14	Site visit to MFS, Boston, MA Presentations on Investments, Distribution, Operations and tour of Equity Trading area	MFS management team	All

July 24-25	Board orientation meeting	Ronald Osborne and James Baillie	Mitchell Merin

	Management Resource Committee orientation	K. Louise McLaren, SVP and Chief Human Resources Officer

July 25	Update on Branding Initiative	Thomas Bogart, EVP and General Counsel	All

July 26	SLF U.K.	Janet Fuller, Chief Executive Officer SLF U.K.	All

Dec. 5	Risk Review Committee orientation	Michael Stramaglia, EVP and Chief Risk Officer James Anderson, EVP and Chief Investment Officer Natalie Ochrym, VP and Chief Compliance Officer	Mitchell Merin

Dec. 5	International Financial Accounting Standards	Edmond Lee, VP and Chief Accounting Officer Leslie Thomson, VP Actuary Phil Arthur, Ernst & Young LLP	Audit and Conduct Review Committee members

Dec. 5	McLean Budden	Douglas Mahaffy, Chairman and Chief Executive Officer and Roger Beauchemin, President and Chief Operating Officer, McLean Budden	All

Dec. 6	Information Technology	Robert Mansbridge, EVP and Chief Information Officer	All

Ethical Business Conduct
The Company’s approach to business conduct is based on ethical behaviour, adhering to high business standards, integrity and respect. The Board of Directors sets an ethical “tone from the top” and satisfies itself that senior management sustains a culture of integrity throughout the organization.
The board has approved the Sun Life Financial Code of Business Conduct that applies to directors, officers and employees. The Risk Review Committee reviews the effectiveness of, and compliance with, the Code of Business Conduct and reports on its review to the Board of Directors on an annual basis. The Code of Business Conduct was last reviewed and amended in 2006. No waivers of the Code for directors or executive officers have been granted.
In addition to the Code of Business Conduct, the Charter of the Board of Directors includes a policy on dealing with conflicts of interest. As a regulated financial institution, SLF Inc. is subject to related party rules. The effectiveness of

MANAGEMENT INFORMATION CIRCULAR 2008
procedures put in place by management to monitor compliance with those rules is reviewed annually by the Audit and Conduct Review Committee and reported to the Superintendent of Financial Institutions.
Nomination of Directors and Assessment Process
Recruitment of New Directors
The Governance Committee regularly reviews a priority list of potential candidates who offer skills and experience that will complement the current board composition. When an opening on the board is identified, prospective director candidates are interviewed by the Chairman of the Board, the Chief Executive Officer and the Chairman of the Governance Committee. Recommendations on new director nominees are then presented to the Governance Committee. Following reference checks, the Governance Committee recommends appointment or nomination of new directors to the Board of Directors.
Process for Individual Director Assessment and Nomination of an Existing Director for Re-election
The independent directors, including the Chairman of the Board participate in a peer evaluation process each year. This process has been developed and enhanced over a number of years with the assistance of an independent advisor. Every other year, the evaluation takes the form of a written assessment. Each independent director receives a summary of their evaluation results. Individual results are also shared with the Chairman of the Board. Each year the Chairman of the Board has a feedback discussion with each independent director. The Chairman of the Governance Committee undertakes a similar process to assess and provide feedback to the Chairman of the Board.
On an annual basis, the Board of Directors, on recommendation from the Governance Committee, nominates directors for election by shareholders for a one-year term. Results of the director assessment process are considered by the Governance Committee as part of the nomination process. The board and personal governance skills deemed necessary to contribute to the board are outlined in the following table.

BOARD GOVERNANCE SKILLS
•	Demonstrates knowledge of the Company’s business and the financial services sectors in which it operates.
•	Evidences diligent preparation for meetings (knows the material; has well-formulated questions).
•	Contributes meaningfully and knowledgeably to board discussions; provides valuable input; brings new thinking.
•	Shows an understanding of strategy and vision; provides strategic insight and direction; conceptualizes key trends, evaluates strategic decisions.
•	Demonstrates an appropriate understanding of the Company’s strategy and key risks.
•	Demonstrates an ability to identify the costs, benefits and implications of board decisions.
•	Demonstrates financial literacy; sees the issues behind the numbers.
•	Appropriately questions data and information presented to the board for its deliberations.
•	Willing to be accountable for and be bound by board decisions.

MANAGEMENT INFORMATION CIRCULAR 2008
PERSONAL GOVERNANCE SKILLS
•	Willing to take a stand or express a view, even if it runs contrary to prevailing wisdom or the direction of the conversation; exercises independent judgement.
•	Works effectively with fellow directors and management; tries to build consensus; manages conflict constructively; willing to change his or her viewpoint.
•	Communicates persuasively and logically; voices concerns; raises tough questions in a manner that encourages open discussion.
•	Listens effectively to others’ ideas and viewpoints.
•	Asks value-adding and appropriately timed questions; demonstrates appropriate initiative in raising issues and seeking others views.
•	Effectively applies his/her knowledge, experience and expertise to issues confronting the Company.
•	Available when needed; accessible and approachable.
•	Demonstrates a solid understanding of the role, responsibilities and legal duties of a director.
•	Prevents his/her own interests from conflicting with or appearing to conflict with the interests of the Company.
OVERALL, makes a valuable contribution to the functioning of the board.
SLF Inc.’s by-laws generally do not allow a person who has reached the age of 70 to stand for election or appointment as a director. In addition, a number of corporate governance policies apply to the ongoing tenure of directors. A director must tender a written offer to resign if:
•	In two consecutive years, the director did not attend at least 75% of the regularly scheduled meetings of the board and the board committees;
•	His or her principal employment or other business or professional circumstances change materially; or
•	In an election by shareholders where only the nominees recommended by the board stand for election, a director receives more “withheld” votes for his or her election than “for” votes.
Reports of Board Committees
The board has established four standing committees:
•	Audit and Conduct Review Committee
•	Governance Committee
•	Management Resources Committee; and
•	Risk Review Committee.
This structure allows the board to undertake an in-depth review of topics. Charters of board committees are reviewed and updated annually. All members of board committees are independent as defined in the Director Independence Policy.
Generally, board committees meet in advance of the board meetings where Sun Life Financial’s annual and quarterly financial results are approved in February, April, July and October and when the annual financial and operating plan is approved in December. Special meetings are convened when necessary.
The Chairman of the Board and each committee chair reviews the agenda for each meeting of a board committee. Agendas are based on a committee’s forward agenda and items noted at prior meetings for committee consideration. After reviewing reports submitted by management, each committee meets without management present. Each committee chair reports to the board on the committee’s deliberations after each meeting and presents recommendations to the Board of Directors on matters requiring board approval.
Each committee has prepared a report to describe the responsibilities of the committee and highlights of matters considered during 2007 and up to the time of this Circular.

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Report of the Audit and Conduct Review Committee

Krystyna T. Hoeg (Chair)	James C. Baillie	John H. Clappison	Germaine Gibara	David W. Kerr
The primary function of the Audit and Conduct Review Committee is to assist the Board of Directors with its oversight role with respect to the integrity of financial statements, compliance with financial regulatory requirements, the adequacy and effectiveness of the internal control environment and the qualifications, independence and performance of the external auditor, Deloitte. Oversight responsibilities with respect to assessment and management of certain risks are closely coordinated between the Audit and Conduct Review Committee and the Risk Review Committee.
The Audit and Conduct Review Committee met five times in 2007. The committee begins each meeting with a private session without management. After reviewing reports submitted by management and Deloitte, the committee again meets privately. The committee held private meetings regularly with each of Deloitte, the Chief Financial Officer and the Chief Auditor and periodically with the Chief Actuary.
Independence and Financial Literacy of Audit and Conduct Review Committee Members
Each member of the Audit and Conduct Review Committee meets the additional independence standards applicable to members of that committee set out in the Director Independence Policy.
The board has determined that the members of the Audit and Conduct Review Committee are financially literate. In the Board of Directors’ judgment, a member of the Audit and Conduct Review Committee is financially literate, if, after seeking and receiving any explanations or information from senior financial management of the Company or the external auditor of SLF Inc. that the member requires, the member is able to read and understand the Company’s consolidated financial statements to the extent sufficient to be able to intelligently ask, and to evaluate the answers to, probing questions about the material aspects of those financial statements.
The board has also determined that the chair of the committee, Ms. Hoeg, is an “audit committee financial expert” as defined by the United States Securities and Exchange Commission (“SEC”) rules and therefore has the accounting or related financial management experience required by the NYSE rules.
In 2007, and up to the time of this Circular, the Audit and Conduct Review Committee, in accordance with its Charter, undertook the following.
Financial Reporting
Management is responsible for preparing the Company’s consolidated financial statements and for the reporting process. Deloitte, as SLF Inc.’s independent auditor, is responsible for auditing SLF Inc.’s consolidated financial statements and the effectiveness of the Company’s internal control over financial reporting in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).
•	Reviewed the Company’s principal accounting practices and policies with management and Deloitte and assured itself of Deloitte’s satisfaction with the accounting estimates and judgments made by management.
•	Discussed with the Chief Executive Officer and the Chief Financial Officer the certifications relating to financial disclosure and controls that those officers are required by law to file with securities regulatory authorities.

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•	Reviewed with management and Deloitte and recommended for approval by the board the annual audited consolidated financial statements, the Annual Information Form, the quarterly unaudited consolidated financial statements, Management’s Discussion and Analysis and earnings news releases on annual and quarterly results.
External Auditor
•	Satisfied itself as to the independence of Deloitte.
•	Reviewed and approved the overall scope of the annual audit plan and the resources devoted to the audit.
•	Reviewed and approved all services and related fees as permitted by the Company’s Policy Restricting the Use of External Auditors.
•	Assessed the performance of Deloitte and recommended to the board the nomination of Deloitte for re-appointment at the annual meeting.
Internal Control Environment
•	Satisfied itself as to the independence of the Internal Audit function.
•	Reviewed the overall scope of the annual internal audit plan with management and the Chief Auditor and the resources proposed to be devoted to executing the internal audit plan.
•	Reviewed, on a quarterly basis, the Chief Auditor’s report on the adequacy and effectiveness of the internal control environment with the committee.
•	The Committee Chair interviewed a new Chief Auditor prior to his appointment. The incumbent was rotated to another senior financial management role.
•	Reviewed management’s reports on the effectiveness of Sun Life Financial’s disclosure controls and procedures and its internal control over financial reporting and the attestation by Deloitte on the effectiveness of Sun Life Financial’s internal control over financial reporting.
Office of the Superintendent of Financial Institutions (“OSFI”)
•	Reviewed with the representatives of OSFI their annual examination report and the status of items raised by OSFI with management on a regular basis.
•	Reported to OSFI on its review of procedures for complying with the requirements of the Act relating to transactions with related parties. Going forward this duty will be carried out by the Governance Committee.
Additional information on the Audit and Conduct Review Committee can be found in SLF Inc.’s 2007 Renewal Annual Information Form filed with the Canadian securities regulators and with the SEC and can be accessed at www.sedar.com and www.sec.gov/edgar, respectively.
The members of the Audit and Conduct Review Committee are satisfied with the appropriateness of the committee’s mandate and that the committee substantially met the terms of its Charter in 2007.

MANAGEMENT INFORMATION CIRCULAR 2008
Report of the Governance Committee

Bertin F. Nadeau (Chair)	Germaine Gibara	Idalene F. Kesner	Ronald W. Osborne	W. Vickery Stoughton
The primary functions of the Governance Committee are to assist the Board of Directors with its oversight role by developing effective corporate governance guidelines and processes within Sun Life Financial, reviewing policies and processes to sustain ethical behaviour within Sun Life Financial, assessing the effectiveness of the Board of Directors and its committees, including the contribution of individual directors and the Chairman of the Board, and recommending nominees for election as directors.
The Governance Committee met four times in 2007 and held a private session without management present at each meeting. In 2007, and up to the time of this Circular, the Governance Committee, in accordance with its Charter, undertook the following.
Corporate Governance Processes within Sun Life Financial
•	Reviewed current corporate governance developments and related disclosure in the annual meeting proxy materials.
•	Reviewed the annual report on adherence to the Code of Business Conduct.
•	Considered proposals submitted by shareholders and SLF Inc.’s position on advisory shareholder votes on compensation and recommended responses to the board.
•	Reviewed and approved a subsidiary board governance policy and reviewed with management subsidiary board governance.
Board Governance and Assessment
•	Reviewed and recommended to the board revisions to the Charters of the Board of Directors and board committees.
•	Recommended the adoption of a Director Independence Policy by the board.
•	Agreed on board and board committees meeting dates and forward agendas.
•	Executed the process for evaluating the effectiveness of the board, each committee of the board, the contributions of individual directors and the Chairman of the Board.
•	Reviewed the appropriateness of the compensation of directors and director share ownership guidelines and made recommendations to the board.
Nomination of Directors and Education
•	Identified individuals with the competencies, skills and qualities determined by the board to be required or best suited to complement the current board composition and recommended those nominees to the board for election or re-election as directors.
•	Recruited a new director to the board.
•	Reviewed director education programs for board members.
The members of the Governance Committee are satisfied with the appropriateness of the committee’s mandate and that the committee substantially met the terms of its Charter in 2007.

MANAGEMENT INFORMATION CIRCULAR 2008
Report of the Risk Review Committee

James C. Baillie (Chair)	George W. Carmany,III	John H. Clappison	David A. Ganong	Krystyna T. Hoeg	Idalene F. Kesner	Mitchell M. Merin
Note: Mitchell M. Merin became a member of the committee effective May 9, 2007.
The primary function of the Risk Review Committee is to assist the Board of Directors with its oversight role in ensuring the identification of major areas of risk facing the organization and the development of strategies to manage those risks, to review compliance with risk management policies and reports related to compliance with legal and regulatory matters. Oversight responsibilities with respect to assessment and management of certain risks are closely coordinated between the Risk Review Committee and Audit and Conduct Review Committee.
The Risk Review Committee met five times in 2007. After reviewing reports submitted by management, the committee generally met privately with the Chief Compliance Officer and Chief Risk Officer at each meeting and then met without management present. In 2007, and up to the time of this Circular, the Risk Review Committee, in accordance with its Charter, undertook the following.
Risk Management
•	Reviewed with the Chief Risk Officer the enterprise-wide process for identifying the major market, credit, insurance and operational risks faced by Sun Life Financial and monitored the strategies and programs put in place to mitigate those risks.
•	Discussed current risk issues and the design of policies and business practices to deal with those issues.
•	Examined income and financial sensitivity to movements in market conditions (interest rates, equity markets and currency exchange rates) quarterly. Reviewed and monitored hedging programs to address these risks quarterly.
•	Reviewed risks inherent in the Company’s products and steps being taken to address those risks.
•	Reviewed reports on the Company’s risk concentrations and exposure to reinsurance counterparties.
•	Reviewed the capital adequacy and financial strength of Sun Life Financial with the Chief Actuary and other members of management.
•	Discussed market conditions and reviewed quarterly investment portfolio performance and general fund investments.
Risk Management Policies
•	Received regular updates on management’s review of the overall risk management policy framework.
•	Monitored the effectiveness of and compliance with policies implemented for the management and control of risk, including investment policies and standing investment authorizations, product design and pricing management, underwriting and claims liability management, risk tolerance, asset-liability risk management, capital management, participating insurance, operational risk, mergers and acquisitions, reinsurance ceded, management of risk to reputation, management of financial models and outsourcing.
Legal and Regulatory Matters
•	Reviewed with the representatives of OSFI their annual examination report and the status of items raised by OSFI with management on a regular basis.
•	Reviewed with management the status of items raised in the annual OSFI examination report.
•	Reviewed with the Chief Compliance Officer reports on compliance activities on a quarterly and annual basis, as well as reports on compliance with the Code of Business Conduct, reports on market conduct reviews, customer complaints and an annual report on the Company’s policies and procedures for complying with anti-money laundering and suppression of terrorism laws.
•	Reviewed reports on outstanding litigation and regulatory matters.
The members of the Risk Review Committee are satisfied with the appropriateness of the committee’s mandate and that the committee substantially met the terms of its Charter in 2007.

MANAGEMENT INFORMATION CIRCULAR 2008
Report of the Management Resources Committee

David W. Kerr (Chair)	George W. Carmany,III	David A. Ganong	Mitchell M. Merin	Bertin F. Nadeau	W. Vickery Stoughton
Note: Mitchell M. Merin became a member of the committee effective May 9, 2007.
The primary function of the Management Resources Committee is to assist the Board of Directors with its oversight role by overseeing processes designed to ensure that the Company has the leadership resources to provide succession for senior executive positions, and the programs to effectively attract, retain, develop and reward executives for achieving strategic objectives.
The committee met five times in 2007. The committee meets privately without management at the beginning of each meeting and after reviewing reports submitted by management and independent advisors meets privately again. The Chief Executive Officer attends meetings by invitation.
In 2007, and up to the time of this Circular, the Management Resources Committee, in accordance with its Charter, undertook the following.
•	Reviewed succession options in relation to the Chief Executive Officer and leadership bench strength across the Company, providing succession for other senior management positions.
•	Assessed the performance of the Chief Executive Officer and recommended to the Board of Directors the Chief Executive Officer’s compensation in relation to the Company’s performance and his leadership.
•	Reviewed the Chief Executive Officer’s performance assessment and compensation recommendations in relation to other officers including the Corporate Executive Vice-Presidents, Business Group Presidents, Chief Actuary, Chief Auditor, Chief Compliance Officer, and senior officers of major subsidiaries, and made recommendations to the Board of Directors.
•	Reviewed and approved executive remuneration policies, programs and levels, including pension and benefit arrangements and the determination of appropriate performance measures and targets for incentive compensation plans.
•	Reviewed executive compensation and disclosure practices taking into consideration best practices among leading organizations.
•	Reviewed the value of executive officer compensation on termination of employment under various scenarios, including change of control.
•	Oversaw the governance of employee pension plans.
Independent Advice
Management uses competitive compensation market studies prepared by various external compensation consultants to prepare materials for review by the committee. These studies provide market comparisons against Sun Life Financial’s selected comparator companies.
The committee engages its own independent consultants to opine on Sun Life Financial’s compensation practices and assist in determining the appropriateness of compensation of its senior executives. The committee, in consultation with the Chairman of the Board, has authority to retain and approve the fees of its consultants. In 2007 Hugessen Consulting Inc. (“HCI”), an independent consulting firm that provides executive compensation consulting services, provided advice on policy recommendations and reviewed and provided commentary on this Circular. The committee must pre-approve any additional work of a material nature assigned to the consultant and will not approve any such work that, in its view, could compromise HCI’s independence as advisor to the committee. HCI does not provide any other services to Sun Life Financial. Decisions made by the committee are the responsibility of the committee and may reflect

MANAGEMENT INFORMATION CIRCULAR 2008
factors and considerations in addition to the information and recommendations provided by HCI. The fees paid to HCI for services performed as the committee’s advisor in 2007 totalled $104,066. In addition, the committee retained Frederic W. Cook & Co. Inc. (“FWC”), an independent consulting firm based in New York, to provide advice on compensation programs pertaining to Sun Life Financial’s U.S.-based asset management subsidiary. The fees paid to FWC in 2007 totalled US$28,980.
The members of the Management Resources Committee are satisfied with the appropriateness of the committee’s mandate and that the committee substantially met the terms of its Charter in 2007.
Report on Director Compensation
On an annual basis, the Governance Committee reviews and makes recommendations to the board on the adequacy of the compensation paid to the independent directors and the Chairman of the Board. Factors that are considered include the responsibility and time commitment to be an effective director, as well as the competitiveness of SLF Inc.’s compensation relative to other Canadian financial institutions and large public companies. Directors who are employed by SLF Inc. or Sun Life Assurance do not receive fees for serving as directors.
The Chairman of the Board receives an annual retainer plus a deferred share unit (“DSU”) award as his total remuneration. He is also reimbursed for reasonable travel and other expenses incurred in connection with carrying out the duties of the Chairman of the Board. In 2007, Mr. Osborne received an annual retainer of $290,000 plus a DSU award of $55,000. No meeting fees are paid to the Chairman of the Board.
The board retainer for other members of the board is $110,000 with 50% of the retainer paid in the form of DSUs. The following chart sets out amounts paid in respect of a director’s services to both SLF Inc. and Sun Life Assurance, the cost of which is shared equally between the two companies. Meetings of the boards of SLF Inc. and Sun Life Assurance and their respective committees are, generally, held concurrently. In 2007, directors who were resident outside of Canada received the same nominal amounts, paid in U.S. funds. Effective January 1, 2008, the practice of paying the non-resident directors in U.S. dollars was discontinued. Directors who are not employees of SLF Inc. or any affiliate can elect to receive their remuneration (other than the DSU award) in any combination of cash, DSUs or common shares of SLF Inc. acquired on the open market. Directors are reimbursed for their reasonable costs for attendance at meetings of the board and its committees.

Board Retainer:		$110,000

Committee Chair Retainers:	• Audit and Conduct Review	$30,000
	• Governance	$20,000
	• Management Resources	$20,000
	• Risk Review	$30,000

Committee Member Retainers:	• Audit and Conduct Review	$10,000
	• Governance	$5,000
	• Management Resources	$5,000
	• Risk Review	$7,500

Board and Committee Meeting Fees:		$1,500

Travel Fees:		$750	[1]
		$1,500	[2]

[1]	Paid for travel within the province the night before or from a contiguous province for each series of meetings attended.
[2]	Paid for travel from other destinations for each series of meetings attended.

MANAGEMENT INFORMATION CIRCULAR 2008
The total amount paid to the directors of SLF Inc. and Sun Life Assurance for the year ended December 31, 2007 was $2,281,078 (2006 – $2,071,871) paid as follows:

	Board	Committee	Board	Committee			Elective Share
	Retainer[1]	Retainers	Meeting Fees	Meeting Fees	Travel Fees	Total	Compensation[2]
Name	($)	($)	($)	($)	($)	($)	(%)

James C. Baillie	110,000	40,000	18,000	15,000	1,500	184,500	0

George W. Carmany[3]	113,592	13,316	20,940	17,448	11,019	176,315	50

John H. Clappison	110,000	17,500	19,500	15,000	1,500	163,500	50

David A. Ganong	110,000	12,500	19,500	16,500	12,000	170,500	25

Germaine Gibara	110,000	15,000	19,500	12,000	6,000	162,500	50

Krystyna T. Hoeg	110,000	37,500	19,500	15,000	1,500	183,500	100

David W. Kerr	110,000	30,000	19,500	16,500	1,500	177,500	50

Idalene F. Kesner[3]	113,592	13,316	19,394	14,195	12,622	173,119	0

Mitchell M. Merin[3,4]	74,184	8,527	10,675	10,551	6,906	110,843	100

Bertin F. Nadeau	110,000	25,000	18,000	15,000	6,000	174,000	0

Ronald W. Osborne	345,000	–	–	–	–	345,000	42

W. Vickery Stoughton[3]	113,592	10,653	20,940	15,902	12,622	173,709	20

					SUBTOTAL	2,194,986

			Dividends earned on DSU Awards			86,092

				TOTAL		2,281,078

[1]	The board retainer includes a DSU award of $55,000.
[2]	This represents the percentage of compensation that each director elected to receive in common shares or DSUs.
[3]	Directors who are resident outside Canada received their fees in U.S. dollars other than for the DSU award. Total remuneration for these directors is converted to Canadian dollars using the daily exchange rate for the quarter in which payment was made of 1.176 / 1.069 / 1.031 / 0.986. Effective January 1, 2008, the practice of paying non-resident directors in U.S. dollars was discontinued.
[4]	Mr. Merin was elected as a director on May 9, 2007.
Share Ownership Guidelines for Independent Directors
Each independent director is required to own or have invested an amount equivalent to a value of not less than $550,000 in common shares and/or DSUs. Independent directors are expected to reach this share ownership level within five years of becoming a board member or within five years of the amendment of the policy (amended December 6, 2007), whichever is later.
The following table sets out the share ownership levels of each independent director.

						Guideline Met
						(✓) or
					Total Value of	Investment
				Total Number of	Common Shares	Required to
		Number of		Common Shares	and DSUs	Meet Guideline
Director	Year	Common Shares	Number of DSUs	and DSUs	($)[1]	($)
James C. Baillie	2008	6,900	9,547	16,447	775,476	✓
	2007	6,900	8,277	15,177	765,680
	Change	0	1,270	1,270	9,796
George W. Carmany	2008	2,000	6,052	8,052	379,652	170,348
	2007	2,000	3,739	5,739	289,533
	Change	0	2,313	2,313	90,119

MANAGEMENT INFORMATION CIRCULAR 2008

						Guideline Met
						(✓) or
					Total Value of	Investment
				Total Number of	Common Shares	Required to
		Number of		Common Shares	and DSUs	Meet Guideline
Director	Year	Common Shares	Number of DSUs	and DSUs	($)[1]	($)
John H. Clappison	2008	1,000	4,140	5,140	242,351	307,649
	2007	1,000	1,987	2,987	150,694
	Change	0	2,153	2,153	91,657
David A. Ganong	2008	7,567	8,487	16,054	756,946	✓
	2007	7,567	6,702	14,269	719,871
	Change	0	1,785	1,785	37,075
Germaine Gibara	2008	4,177	10,548	14,725	694,284	✓
	2007	4,093	8,247	12,340	622,553
	Change	84	2,301	2,385	71,731
Krystyna T. Hoeg	2008	3,405	16,903	20,308	957,522	✓
	2007	3,405	13,041	16,446	829,701
	Change	0	3,862	3,862	127,821
David W. Kerr	2008	8,000	6,750	14,750	695,463	✓
	2007	8,000	4,401	12,401	625,630
	Change	0	2,349	2,349	69,833
Idalene F. Kesner	2008	7,500	4,873	12,373	583,387	✓
	2007	6,500	3,720	10,220	515,599
	Change	1,000	1,153	2,153	67,788
Mitchell M. Merin[2]	2008	999	1,319	2,318	109,294	440,706
	2007	500	0	500	25,250
	Change	499	1,319	1,818	84,044
Bertin F. Nadeau	2008	14,256	4,873	19,129	901,932	✓
	2007	14,256	3,720	17,976	906,889
	Change	0	1,153	1,153	– 4,957
Ronald W. Osborne	2008	20,114	9,969	30,083	1,418,413	✓
	2007	19,466	6,402	25,868	1,305,041
	Change	648	3,567	4,215	113,372
W. Vickery Stoughton	2008	5,168	4,873	10,041	473,433	76,567
	2007	4,872	3,720	8,592	433,466
	Change	296	1,153	1,449	39,967

[1]	The closing value of a common share on the TSX on February 29, 2008 and on February 28, 2007 was $47.15 and $50.45, respectively.
[2]	Mr. Merin became a director on May 9, 2007. His ownership information for 2007 is shown as of that date on which the closing value of a common share on the TSX was $50.50.
Directors’ Share Compensation Plan
A Directors’ Share Compensation Plan (the “DSC Plan”) was adopted by the Board of Directors on December 6, 2000 and amended on January 1, 2005. Under the DSC Plan, directors who are not employees of the Company receive an award of DSUs on the last day of each quarter in an amount equivalent to one quarter of 50% of the annual board retainer. The DSU award is currently $55,000 per annum. In addition, directors may elect to receive the balance of their annual remuneration, paid quarterly, in any combination of cash, DSUs and/or common shares. A director cannot convert DSUs to common shares or cash until the director ceases to be a member of the board. SLF Inc. has not issued any common shares in connection with the DSC Plan. All DSU awards settled to date have been settled in cash.

MANAGEMENT INFORMATION CIRCULAR 2008
Directors’ Stock Option Plan
Grants under the Directors’ Stock Option Plan (the “DSOP”) were discontinued effective April 2, 2003.
The DSOP provided for automatic grants of options to directors of SLF Inc. who were not employees to purchase common shares. Directors received stock option grants in 2001 and 2002 only. Options to purchase 2,000 common shares were granted to each director on the day immediately following each annual meeting of common shareholders at which a director was elected or re-elected as a director.
Stock options under the now discontinued DSOP have a maximum exercise period of 10 years. The exercise price is the closing price of a common share on the TSX on the trading day preceding the date of grant. All granted stock options have now vested. Upon the death or retirement of a director, options may be exercised for a one-year period following such an event. If a director ceases to be a member of the board for any other reason, such director’s options may be exercised for a period of 60 months after that date, except that the options may not be exercised after their expiry date.
Outstanding grants under the DSOP are shown in the following table.

					For Vested Securities at
					February 29, 2008
				Number			Value of
				Vested on			Unexercised
	Grant Price		Number	December 31,	Total	Total	Securities[1]
Name	($)		Granted	2007	Exercised	Unexercised	($)

James C. Baillie	33.20	[2]	2,000	2,000	–	2,000	94,300
	31.00	[3]	2,000	2,000	–	2,000	94,300

David A. Ganong	33.20	[2]	2,000	2,000	–	2,000	94,300

Germaine Gibara	33.20	[2]	2,000	2,000	–	2,000	94,300

Krystyna T. Hoeg	33.20	[2]	2,000	2,000	–	2,000	94,300

Idalene F. Kesner	US 21.83	[2]	2,000	2,000	–	2,000	US 95,600

Bertin F. Nadeau	33.20	[2]	2,000	2,000	–	2,000	94,300
	31.00	[3]	2,000	2,000	–	2,000	94,300

Ronald W. Osborne	33.20	[2]	2,000	2,000	–	2,000	94,300
	31.00	[3]	2,000	2,000	–	2,000	94,300

W. Vickery Stoughton	US 21.83	[2]	2,000	2,000	–	2,000	US 95,600
	US 20.04	[3]	2,000	2,000	–	2,000	US 95,600

[1]	The closing value of a common share on the TSX and on the NYSE on February 29, 2008 was $47.15 and US$47.80, respectively.

[2]	Options granted under the DSOP on June 27, 2002 expire on June 27, 2012.

[3]	Options granted under the DSOP on April 25, 2001 expire on April 25, 2011.

MANAGEMENT INFORMATION CIRCULAR 2008
Statement of Executive Compensation
Executive Compensation Philosophy
The board determines the compensation of executives on the recommendation of the Management Resources Committee. Sun Life Financial’s executive compensation philosophy recognizes the importance and contribution of a highly effective leadership team to the growth of sustainable shareholder value. Its objectives are to:
•	Recruit, develop and retain top leadership talent.
•	Reward executives for achieving results that contribute to the long-term financial success of Sun Life Financial.
•	Link directly the interests of executives with those of SLF Inc.’s shareholders, Sun Life Assurance’s policyholders and other stakeholders.
•	Support the achievement of Sun Life Financial’s succession plans by retaining top talent in a highly competitive business environment.
Structure of Executive Compensation
The overall structure of Sun Life Financial’s compensation program varies according to the level and nature of the position. Generally, the higher the level of the position, the greater the portion of compensation that is variable and at risk. This pay mix reflects the degree to which the employee is able to influence overall business results. Executive compensation is targeted at the median of the competitive market, with actual levels depending on overall business results and individual performance. This may result in providing above median compensation when Sun Life Financial performs exceptionally well relative to its objectives and peers, while providing lower compensation if results fail to meet expectations. The value of pensions, benefits and perquisites is established at the median of the relevant comparator group. In determining base salaries and annual incentive targets, the impact on pension benefits is taken into consideration.
In establishing the level and mix of executive compensation, the committee references data and other information on market compensation practices provided by consulting firms and the committee’s independent executive compensation advisor. For Canadian-based executives, the committee reviews the practices of the major Canadian banks and insurance companies. Information is provided by Hay Group Limited which provides competitive data on the total compensation paid for similar positions within the Canadian Financial Services Industry. For executives based in the United States, Asia and the United Kingdom, the committee reviews the practices of insurance companies of comparable size and scope. Using the data collected in these reviews, the committee determines and recommends to the Board of Directors, for approval, salary adjustments and incentive awards for the Chief Executive Officer and other members of senior management, including the Named Executive Officers, the definition of which can be found on page 41.
Executive Compensation Components
The executive compensation program is comprised of base salary, annual and long-term incentives and certain benefits and perquisites. The following table outlines the various compensation components:

Component	Eligibility	Performance Period	Determination

Base Salary	All employees.	1 year	• Salary ranges based on market competitiveness.
• Individual salaries and increases based on individual performance, market competitiveness and internal equity.

Annual Incentive Plan	All employees.	1 year	• Plan design based on market competitiveness and business objectives.
• Actual awards based on financial performance (corporate and business group) and achievement of individual objectives that support business objectives.

MANAGEMENT INFORMATION CIRCULAR 2008

Component	Eligibility	Performance Period	Determination

Senior Executives’ Deferred Share Unit Plan (“DSU Plan”)	Vice-President level and above.	Until executive retires or leaves Sun Life Financial.	• Executives may voluntarily defer some or all of their annual incentive as DSUs. Occasionally, discretionary grants of DSUs are provided to senior executives, usually in new hire situations.
• DSUs are redeemable only upon termination of employment, retirement or death, for cash or an equal number of common shares of SLF Inc.
• The payout reflects the value of common shares of SLF Inc. at the time of redemption and the reinvestment of notional dividends over the period.

Restricted Share Unit Plan (“RSU Plan”)	Vice-President level and above and selected key contributors.	3 years, vests 100% at the end of the performance period.	• The plan is designed to reward employees for achieving long-term results and to link the interests of executives with shareholders.
•  Units may be awarded annually based on individual and corporate performance.
•  Actual payout reflects the value of common shares of SLF Inc. and the reinvestment of notional dividends over the period.

Performance Share Unit Plan (“PSU Plan”)	Senior Vice-President level and above.	3 years. Vesting at the end of the performance period is linked to total shareholder return[1] (“TSR”) relative to a peer group and three-year average return on equity (“ROE”) measured against an annually established target.	• The plan is designed to reward employees for achieving long-term results and to link the interests of executives with shareholders.
•  Units may be awarded annually based on individual and corporate performance.
•  Actual payout reflects the value of common shares of SLF Inc., the achievement of the performance factors (Relative TSR and three-year average ROE) and the reinvestment of notional dividends over the period.

Executive Stock Option Plan (“Option Plan”)	Vice-President level and above.	Up to 10 years, vests 25% per year over 4 years, beginning on the first anniversary of the grant date.	• The plan is designed to reward employees for achieving long-term results and to link the interests of executives with shareholders.
• Options may be awarded annually based on individual and corporate performance.
• Final value is based on the common share price of SLF Inc. at the time options are exercised.

Pension and Benefits	All employees.	Accrue during employment. Pensions and certain other benefits may be continued post-retirement.	• Pension and benefit plans are based on market competitiveness. • Certain perquisites (car, financial planning, medicals and club membership) are provided to eligible executives.

[1]	Total shareholder return is defined as share price accumulation and dividends paid on the common shares of SLF Inc.

MANAGEMENT INFORMATION CIRCULAR 2008
Pay Mix
The majority of compensation paid to senior executives is variable and at risk to ensure linkage with the interests of shareholders and other key stakeholders. The actual mix varies depending on the ability of the executive to influence short- and longer-term business results, the level and location of the executive and competitive local market practices. The following table summarizes the typical target weightings of the various compensation components:

	Total Direct Compensation Mix			Mid-Long Term Incentive Mix
	(%)			(%)
			Mid-Long
		Annual	Term			Stock
Position	Base	Incentive	Incentive	RSUs	PSUs	Options
Chief Executive Officer	15	15	70	0	60	40
Corporate Executive Vice-Presidents and	30	15	55	0	50	50
Business Group Presidents
Senior Vice-Presidents	35	15	50	25	25	50
Vice-Presidents	50	15	35	65	0	35

Base Salaries
The committee reviews the salary ranges for all positions at the Vice-President level and above, using external salary surveys. Base salaries for all employees are reviewed annually and adjusted, as appropriate, based on individual performance, competencies, accountabilities and competitive market data. The committee reviews and recommends for approval by the Board of Directors the actual base salary increases for the Chief Executive Officer, as well as the compensation recommendations made by the Chief Executive Officer pertaining to senior management and the aggregate salary increase budget for all other staff.
Annual Incentive Compensation
The Annual Incentive Plan provides participants with the opportunity to earn cash awards based on Sun Life Financial’s performance, as well as the performance of business groups, business units, and the individual. If minimum business performance levels are not met under a component of the plan, no allocation of incentives will be made under that component. Conversely, outstanding performance, which is generally expected to be more than 10% to 20% above target (varies by financial measures and the specific business group and/or business unit) may result in the maximum incentive allocation of 200%. Individual performance is incorporated through a multiplier of the score resulting from the business assessment, ranging from 0% to 200% for senior executives.
For 2007 financial performance was assessed on the basis of SLF Inc.’s primary measures consisting of operating earnings per share (“operating EPS”) and operating return on equity (“operating ROE”), weighted equally, as compared to pre-determined targets. SLF Inc. exceeded its target in 2007 relative to both of these measures. Performance is also assessed based on additional modifying measures consisting of Relative TSR, growth in the Value of New Business (“VNB”), Financial Strength, and Customer Satisfaction which may be used to adjust the financial performance assessment up or down, at the discretion of the committee. SLF Inc. met or exceeded target in 2007 for three of the modifying measures. Based on a discretionary assessment of performance against these modifying measures, the committee did not make any adjustment to the final assessment under the primary measures in 2007.

MANAGEMENT INFORMATION CIRCULAR 2008
Results for 2007 are as follows:
Primary Measures

Measure	Objectives	Achievement in 2007
Operating EPS[1] (Fully diluted)	An annual target is established for operating EPS.	Operating EPS grew by 11.2% from $3.58 to $3.98.	Exceeded Target
Operating ROE[1]	An annual target is established for operating ROE.	Operating ROE increased by 50 bps from 13.8% to 14.3%.	Exceeded Target

[1]	Operating EPS and operating ROE are non-GAAP measures and exclude certain items described in SLF Inc.’s Management’s Discussion and Analysis (“MD&A”) filed with securities regulators in Canada which may be accessed at www.sedar.com.
Modifying Measures

Measure	Objectives	Achievement in 2007
Relative TSR	The objective for Relative TSR is to outperform the median of a custom index of North American financial institutions.[1]	TSR for the year ending December 31, 2007 was 16.0% which was significantly above the median of the custom index of negative 5.0%.	Exceeded Target
Growth in VNB[2]	An annual target is established for growth in VNB. This target is consistent with the stated objective of growing VNB, over the medium term, by 10% – 15% on a constant currency basis.	VNB growth for 2007 was 12.5%.	Met Target
Financial Strength	Sun Life Financial’s objective is to maintain its strong financial strength ratings, which assess its ability to pay future claims by policyholders and other stakeholders.	Sun Life Financial maintained its strong financial strength ratings.	Met Target
Customer Satisfaction	Sun Life Financial establishes customer satisfaction measures and associated targets for each of its business groups. Measures include policyholder retention and member and customer loyalty.	Customer satisfaction rating for 2007 was slightly below target.	Below Target

[1]	The custom index includes six Canadian companies: BMO Financial Group, Canadian Imperial Bank of Commerce, Manulife Financial Corporation, Royal Bank of Canada, TD Bank Financial Group and The Bank of Nova Scotia; and seven U.S. life insurers: Hartford Financial Services, Genworth Financial Inc., Lincoln Financial Services Corp., MetLife Inc., Nationwide Financial Service Co., Principal Financial Group and Prudential Financial Inc.

[2]	VNB is calculated using best-estimate actuarial assumptions. Achievement of the VNB objective requires sales growth and a suitable product mix. VNB is a non-GAAP measure and excludes certain items described in SLF Inc.’s MD&A.

MANAGEMENT INFORMATION CIRCULAR 2008
The weightings for the 2007 Annual Incentive Plan were as follows:

		Weightings
			Business Group and/
	Target Incentive	Corporate	or Business Unit
Position	(% of salary)	(%)	(%)	Individual
Chief Executive Officer	100	100	0	Individual Performance Multiplier, ranging from 0% to 200%
Corporate Executive Vice-Presidents	50 – 70	100	0
Business Group Presidents[1]	60 – 70	40	60
Corporate Vice-Presidents and Senior Vice-Presidents	35 – 50	100	0	Individual Performance Multiplier, ranging from 0% to 175%
Business Group Vice-Presidents and Senior Vice-Presidents	35 – 50	25	75

[1]	For 2008 the weightings for the Annual Incentive Plan will change to 100% Corporate and 0% Business Group and/or Business Unit.
The committee reviews and recommends to the board for approval the incentive awards payable to the Chief Executive Officer, Corporate Executive Vice-Presidents and Business Group Presidents, as well as the Chief Actuary, Chief Auditor, and Chief Compliance Officer. The committee has the discretion to adjust the final payouts to ensure they reflect individual contribution towards financial, operational and strategic objectives. The committee did not use its discretion to adjust the final assessment in 2007. No incentive compensation is payable where individual performance is not satisfactory or where key business objectives are not achieved.
Mid-Term and Long-Term Incentive Compensation
Sun Life Financial has a portfolio of longer-term incentive (“LTI”) vehicles. These vehicles are designed to reward executives for the creation of sustainable shareholder value and superior returns and to ensure appropriate emphasis on intermediate and long-term performance. Accordingly, the portfolio includes both mid-term (three years) and long-term (up to ten years) incentives.
Participation in the LTI program is limited to approximately 600 executives and key employees who have the ability to influence business outcomes and financial performance and have longer-term succession potential. For senior executives, there is greater weighting on performance-based vehicles to recognize their ability to directly influence business results and to reinforce the importance of linking executives’ and shareholders’ interests.
The committee determines the mix of the LTI portfolio for all participants based on the participant’s level in the organization. The grant date for LTI vehicles is similar each year, which is no earlier than the sixth trading day in the first open trading window following the Board of Directors’ meeting in early February at which annual financial results are approved. Occasional off-cycle LTI awards may be granted, typically for new hires. The grant date for such awards is also no earlier than the sixth trading day in the next available open trading window.
a) Restricted Share Unit Plan
The Restricted Share Unit Plan (the “RSU Plan”) is a mid-term plan that rewards participants for their contribution to Sun Life Financial’s performance, while increasing the linkage between their compensation and the interests of shareholders. The initial value of each Restricted Share Unit (“RSU”) is based on the average closing price of a common share of SLF Inc. on the TSX for the five trading days preceding the grant date. Additional RSUs are accumulated over the three-year period representing dividends that are paid on the common shares of SLF Inc. Generally each RSU award, inclusive of the dividend-related RSUs, vests and is paid out at the end of three years. The redemption value is based on the average closing price of a common share of SLF Inc. on the TSX for the five trading days preceding the redemption date. Awards vest on a change of control and become payable on the earlier of (i) the individual’s termination of employment as a result of the change of control; or (ii) the normal payment date under the terms of the RSU Plan.

MANAGEMENT INFORMATION CIRCULAR 2008
b) Performance Share Unit Plan
The Performance Share Unit Plan (the “PSU Plan”) is a mid-term plan designed to further reinforce Sun Life Financial’s pay for performance commitment.
The initial value of each Performance Share Unit (“PSU”) is based on the average closing price of a common share of SLF Inc. on the TSX for the five trading days preceding the grant date. Additional PSUs are accumulated, representing dividends paid on common shares of SLF Inc., during the three-year performance period. Each award vests and is paid out at the end of the three-year performance period based on the achievement of pre-determined performance measures and targets. Awards vest on a change of control and become payable on the earlier of (i) the individual’s termination of employment as a result of the change of control; or (ii) the normal payment date under the terms of the PSU Plan.
For awards granted in 2007 and 2008, the performance measures are based on an equal weighting of the following performance factors:
•	Three-year TSR relative to a peer group of North American financial services companies; and
•	Three-year average ROE measured against an annually established target.
The peer group of North American financial services companies includes six Canadian companies: BMO Financial Group, Canadian Imperial Bank of Commerce, Manulife Financial Corporation, Royal Bank of Canada, TD Bank Financial Group and The Bank of Nova Scotia; and seven U.S. life insurers: Hartford Financial Services, Genworth Financial Inc., Lincoln Financial Services Corp., MetLife Inc., Nationwide Financial Service Co., Principal Financial Group and Prudential Financial Inc.
If pre-established performance thresholds are not met, the PSUs will not vest and no award will be paid. If the pre-established targets are exceeded, the number of PSUs vesting may be increased by up to 50%.
Payments to participants are based on the number of vested PSUs multiplied by the market value of the common shares of SLF Inc. at the end of the three-year performance period.
c) Executive Stock Option Plan
The Executive Stock Option Plan (the “Option Plan”) authorizes the board to make grants of options to purchase common shares of SLF Inc. to employees of Sun Life Financial. The Option Plan is designed to reward participants in relation to increases in shareholder value over the longer term.
For grants commencing in 2007, the exercise price is the closing price of a common share of SLF Inc. on the TSX on the date of grant. For grants prior to 2007, the exercise price was the closing price of a common share of SLF Inc. on the TSX on the trading day preceding the date of the grant. Under the Option Plan, stock options have a maximum exercise period of 10 years. Stock options will normally vest at 25% per year, over four years, commencing on the first anniversary of the date of the grant, subject to the terms of each grant set by the committee and approved by the board. In the event of a change of control, the board can choose a range of alternatives to address outstanding options which includes, but is not limited to, accelerated vesting. Options may not be assigned by a participant. Under the Option Plan, the price of an option already granted cannot be lowered or forfeited in exchange for options with a lower price.
At the discretion of the board, an option granted under the Option Plan may have stock appreciation rights (“SARs”) entitling the participant to receive in cash an amount equal to the excess of the market price, on the date the participant exercises such right, over the exercise price of the related option. Each exercise of a right in respect of a share covered by a related option terminates the option. No SARs have been granted under the Option Plan to date.
The Option Plan may be amended by the board subject to obtaining any approvals required by applicable law, stock exchange rules and the terms of the Option Plan. In 2007, the committee reviewed the terms of the Option Plan and the board approved various amendments, which are subject to shareholder approval, and described beginning on page 6 of this Circular.

MANAGEMENT INFORMATION CIRCULAR 2008
d) Senior Executives’ Deferred Share Unit Plan
The Senior Executives’ Deferred Share Unit Plan (the “DSU Plan”) links the interests of executives and shareholders by providing executives with a vehicle to assist them in achieving Sun Life Financial’s share ownership requirements.
Each eligible executive may elect to receive 50%, 75% or 100% of his or her annual incentive award in the form of DSUs, subject to the approval of the committee. The executive must make an election under the DSU Plan prior to the beginning of the calendar year for which the annual incentive award is earned. When incentive awards are decided, the amount elected is converted to DSUs that have a value equal to the average closing price of a common share of SLF Inc. on the TSX for the five trading days preceding the date of conversion.
Additional DSUs are automatically credited to DSU Plan participants representing dividends that are paid on the common shares of SLF Inc. The executive is not permitted to redeem the DSUs until termination of employment, death or retirement. The value of the DSUs may be settled in cash or converted to common shares of SLF Inc. which are purchased on the open market. The value of the DSUs at the time of redemption will be based on the closing price of a common share of SLF Inc. on the TSX on the trading day preceding the conversion.
LTI Treatment on Change in Employment Status
The following table provides a summary of the treatment under each LTI plan for different changes in employment status scenarios.

Treatment on Change in Employment Status
Resignation/
LTI Plan	Retirement[1]	Death	Termination (without cause)

RSU	Receive prorated portion of RSUs	Receive prorated portion of RSUs	Receive value of vested RSUs and
	to retirement date at retirement	to date of death at time of death.	unvested awards are forfeited.
date.

PSU	Receive prorated portion of PSUs	Receive prorated portion of PSUs	Receive value of vested PSUs at
	to retirement date at end of	to date of death at time of death	end of performance period and
	performance period.	using target performance factor.[2]	unvested awards are forfeited.

Option	36 months to exercise vested	Unvested options vest immediately	60 days to exercise vested options
	options or options that become	and 12 months to exercise.	and unvested awards are
	vested during that period.		forfeited.

DSU	DSUs are payable on retirement	DSUs are payable on death with	DSUs are payable on termination
	with timing at participant’s	timing determined at participant’s	with timing at participant’s
	election.	or beneficiary’s election.	election.

[1]	Participants must satisfy specific conditions to qualify for retirement under the RSU, PSU, and Option Plans. Different conditions apply depending on the grant date. In general, the participant must: 1) attain a specified age and length of service with Sun Life Financial; 2) provide advance notice of retirement; 3) not be in receipt of a severance payment; and 4) agree not to compete with Sun Life Financial or solicit its employees/customers for a specified period of time.

[2]	If death occurs within 180 days of the end of the performance period, payment will be made on the same settlement date and basis as for other plan participants.
Share Ownership Requirements
To ensure executives are significant shareholders of SLF Inc., all senior executives are required to meet minimum share ownership levels. The requirements are in proportion to the executive’s compensation and position and must be satisfied by the later of five years from appointment into an eligible position or within 2.5 years from promotion into a higher level eligible position, through holdings of common shares of SLF Inc., as well as DSUs, PSUs and RSUs.
The committee may, at its discretion, require that the net proceeds of a long-term incentive be settled in common shares of SLF Inc. until the executive’s share ownership requirements are met. For the RSU and PSU Plans, common shares will be purchased on the open market.

MANAGEMENT INFORMATION CIRCULAR 2008
In 2007, after a review of competitive practices, the minimum share ownership requirements were increased at all executive levels and PSUs were included as eligible holdings for the purpose of share ownership requirements. The following table sets out the holdings of the Chief Executive Officer, the Chief Financial Officer, and the three most highly compensated executive officers as at December 31, 2007, using the closing price of a common share of SLF Inc. on December 31, 2007, which was $55.71 per share:

		Total Share Ownership at December 31, 2007
		Directly held	Performance	Deferred	Restricted
	Minimum	Common	Share Units	Share Units	Share Units	Total	Ownership as a
Named Executive	Ownership	Shares	(PSUs)	(DSUs)	(RSUs)	Ownership	Multiple of
Officer	Requirement[1]	($)	($)	($)	($)	($)	Salary

Donald A. Stewart	7 times salary	2,646,504	10,734,890	10,986,476	–	24,367,870	22.2

Richard P. McKenney	4 times salary	17,604	700,920	834,000	2,224,095	3,776,619	5.4

Robert C. Salipante	4 times salary	1,960,992	2,448,594	2,968,002	–	7,377,588	9.7

Kevin P. Dougherty	4 times salary	367,129	2,332,437	610,632	–	3,310,198	6.4

James M. A. Anderson	4 times salary	594,983	979,487	641,365	137,027	2,352,862	4.8

[1]	The minimum ownership requirement pertaining to other Corporate Executive Vice-Presidents is four times base salary, for Senior Vice-Presidents it is two and a half times base salary and for Vice-Presidents it is one times base salary.
Report on 2007 Performance and Chief Executive Officer’s Compensation
Corporate Performance Assessment
Sun Life Financial achieved strong results in 2007, exceeding the primary financial goals under the Annual Incentive Plan, including operating EPS (fully diluted) which grew by 11.2% from $3.58 to $3.98 and operating ROE which increased by 50 bps from 13.8% to 14.3%. During 2007, Sun Life Financial continued to focus on effective capital deployment through the repurchase of $502 million of SLF Inc. common shares, and dividend increases. The dividend payout ratio rose to 33%, in line with its target payout range of 30% – 40%.
Strategically, Sun Life Financial continued to enhance global distribution by growing the sales force in Asia, launching a major advertising campaign to strengthen its brand identity in Canada, expanding its strong distribution partnerships in the United States and enhancing MFS’ international distribution platform. Underscoring another key element of its strategy – growth through disciplined and focused acquisitions – Sun Life Financial acquired and successfully integrated the U.S. group benefits business of Genworth Financial, Inc. in 2007. This acquisition has added significant scale and scope to Sun Life Financial’s U.S. group business. Other strategic initiatives that took place in 2007 included the sale of Independent Financial Marketing Group (a provider of investment and insurance products to banks, savings and loans, and credit unions in the United States) and an agreement to sell Sun Life Retirement Services (U.S.), Inc. (a 401(k) plan administration business in the United States).
Sun Life Financial was named one of 2007’s 50 Best Corporate Citizens in Canada, and was the top-ranked insurance company on the list. The 50 Best Corporate Citizens list is compiled by Innovest and Corporate Knights and all recipients must meet strict criteria based on environment, social and governance indicators.

MANAGEMENT INFORMATION CIRCULAR 2008
Board Assessment of Chief Executive Officer’s Performance
The Chairman of the Board seeks input from the independent directors to evaluate the Chief Executive Officer’s performance and reviews the input received with the committee and the independent directors. The committee uses this input to assess the Chief Executive Officer’s performance and determine his compensation. In assessing performance, the committee considers both financial and non-financial components, including:
•	Financial results and business performance in relation to pre-determined targets and industry peers;
•	Leadership of Sun Life Financial, including strategy development and execution;
•	Organizational culture, including business practices, customer focus, governance and compliance;
•	Leadership bench strength and succession;
•	Organizational capabilities; and
•	Management of external relationships.
This assessment was completed in early 2008. The board concluded that consistent with overall Company results under the Annual Incentive Plan, Mr. Stewart met or exceeded the key objectives as set forth for him with respect to financial and non-financial goals and objectives for fiscal 2007. In addition to achieving financial results, Mr. Stewart led the execution of the Company’s strategy resulting in the successful acquisition and integration of an employee benefits business in the United States and the divestiture of two sub-scale businesses as referenced above. He engaged the top 100 leaders in the organization in seeking opportunities to leverage international resources and capabilities and led the strategic realignment of several company functions to better capitalize on international opportunities. The Company’s profile was raised through a highly successful Canadian branding initiative. Mr. Stewart’s focus on building leadership bench strength led to the rotation of several senior executives into new roles as well as the continued recruitment and appointment of other key executives into senior business roles.
Chief Executive Officer’s Compensation in 2007
In recognition of his contribution in 2006, the committee recommended and the board approved Mr. Stewart’s compensation at the February 2007 committee meeting as follows:
•	The committee assessed Mr. Stewart’s base salary relative to his competitive peers and determined that it was competitively positioned and did not recommend a change for 2007.
•	Based on Sun Life Financial’s overall performance in 2006, the committee granted Mr. Stewart an annual incentive award of $1,350,000.
•	In 2007, the committee granted Mr. Stewart a long-term incentive award with an assigned compensation value of $5,500,034 provided in stock options and PSUs. For 2007 the committee decided to reduce the weighting on stock options and, on this basis, Mr. Stewart was awarded 171,233 options with an exercise price of $52.56 and a compensation value of $2,250,002 (using the Black-Scholes option-pricing model) and 61,729 PSUs with a share price of $52.65 and a compensation value of $3,250,032.

MANAGEMENT INFORMATION CIRCULAR 2008
Chief Executive Officer’s Compensation in 2008
As part of its mandate, the committee reviews market practices related to compensation arrangements, reviews annual business results both on an absolute and relative basis, considers progress towards achieving long-term strategic goals and assesses the individual performance and contribution of the Chief Executive Officer in leading the organization. In order to understand the relationship between the Chief Executive Officer’s pay and company performance, the committee reviewed a stress-testing analysis. The analysis illustrated the value of all outstanding mid- and long-term incentive awards for the Chief Executive Officer over a range of SLF Inc. share price scenarios and PSU Plan performance outcomes.
As a result of this review, the committee recommended and the board approved the following compensation arrangements:
1. Base Salary
 The committee assessed Mr. Stewart’s base salary relative to his competitive peers, determined it was competitively positioned and did not recommend a change for 2008.
2. Annual Incentive Award
 In determining the annual incentive award for 2007, the committee reviewed business results under the primary measures in the plan, based on operating EPS and operating ROE. Sun Life Financial had record financial results in 2007 and this solid performance against plan produced an overall payout factor of 154% of the target award. The committee also assessed the modifying measures under the plan, consisting of Relative TSR, Value of New Business, Financial Strength and Customer Satisfaction. Sun Life Financial met or exceeded the target level under three of the four measures. Considering the strength of the primary measures, the committee decided not to make any further adjustments using the modifying measures.
In addition to business results, individual performance is assessed under the plan using an Individual Performance Multiplier which can modify awards from 0% to 200% of the amount determined by business results. In 2007 the committee assessed Mr. Stewart’s individual performance and contribution, as described under Board Assessment of Chief Executive Officer’s Performance which can be found on page 38 of this Circular.
Taking into account the company’s solid business results as well as Mr. Stewart’s individual performance, his final payout factor under the plan was 182% of his target award. In 2007 Mr. Stewart’s annual salary was $1,100,000 and his target annual incentive award was 100% of salary, resulting in a final annual incentive award of $2,000,000. This award is greater than the award Mr. Stewart received for fiscal 2006 performance reflecting the improvement in overall Company performance in fiscal 2007.
3. Mid and Long-term Incentive Awards
 In determining the level of mid and long-term incentive awards for 2008, the committee reviewed competitive practices among Canadian peer companies in the financial services sector as well Mr. Stewart’s individual performance and sustained contribution. Based on this assessment, on February 12, 2008 the committee recommended and the board subsequently approved for Mr. Stewart, mid and long-term incentive awards with a total compensation value as at date of grant in the amount of $5,500,015. The awards consist of 183,487 options with an exercise price of $47.96 and a compensation value of $2,200,009 (using the Black-Scholes option-pricing model) and 69,357 PSUs with a share price of $47.58 and an assigned compensation value of $3,300,006. The PSU assigned compensation value assumes a performance factor of 100% of target. The final performance factor will vary from 0% to 150% based on actual performance at the end of the performance cycle.

MANAGEMENT INFORMATION CIRCULAR 2008
Supplemental Total Compensation Information – Chief Executive Officer
The following table provides a summary of Mr. Stewart’s total compensation package in each of 2005, 2006 and 2007 and is intended to provide shareholders with a comprehensive view of the total compensation received by Mr. Stewart on an annual basis.

	2007	2006	2005
Compensation Element	($)	($)	($)

Cash
Salary[1]	1,100,000	1,100,000	1,100,000
Bonus[2]	2,000,000	1,350,000	1,700,000

Total Cash	3,100,000	2,450,000	2,800,000

Mid- and Long-Term Incentives
PSU Grant Value[3]	3,250,032	2,750,001	2,749,991
RSU Grant Value	–	–	–
Stock Option Value[4]	2,250,002	2,521,870	2,777,120

Total Mid- and Long-Term Incentives	5,500,034	5,271,871	5,527,111

Total Direct Compensation	8,600,034	7,721,871	8,327,111
Pension Service Cost[5]	10,000	9,500	412,000

Total	8,610,034	7,731,371	8,739,111

[1]	Salary represents the salary in effect on April 1 of each year.

[2]	Bonuses are listed in accordance with the relative performance year.

[3]	The PSU Grant Value is equal to the number of units granted multiplied by the share price at the time of grant. In 2007 Mr. Stewart was awarded 61,729 units at a share price of $52.65, in 2006 he was awarded 55,232 units at a share price of $49.79, and in 2005 he was awarded 67,501 units at a share price of $40.74.

[4]	The Stock Option Value represents the expected compensation value at the time of grant, calculated using the Black-Scholes option-pricing model. In 2007 Mr. Stewart was awarded 171,233 options with an exercise price of $52.56, in 2006 he was awarded 204,200 options with an exercise price of $49.40, and in 2005 he was awarded 204,200 options with an exercise price of $40.80.

[5]	The Pension Service Cost represents the pension expense related to the fiscal year service and the impact of differences between actual compensation increases for the fiscal year and the actuarial assumptions used during that year. Mr. Stewart had a negative annual Pension Service Cost for 2007 of $87,000 as he did not receive a base salary adjustment in 2007, whereas the plan valuation assumptions include a salary increase projection of 3.5% for all participants. The amount shown for Pension Service Cost in 2007 represents Sun Life Financial’s match for the defined contribution plan. An amount of $9,500 is included for the defined contribution plan for 2006 and $9,000 is included for 2005.

MANAGEMENT INFORMATION CIRCULAR 2008
Summary Compensation Table
The following table provides a summary of compensation earned during each of the last three fiscal years for the Chief Executive Officer, the current and former Chief Financial Officers, and the other three most highly compensated executive officers (“Named Executive Officers”) based on total cash compensation (salary and annual bonus) earned in the fiscal year 2007. Named Executive Officers resident outside of Canada are compensated in U.S. dollars.

Summary Compensation Table
	Annual Compensation				Long-Term Compensation
					Awards		Payouts
				Other		Shares or
				Annual	Securities	Units Subject		All Other
				Compen-	Under Options/	to Resale		Compen-
Name and Principal		Salary	Bonus[1]	sation[2]	SARs Granted	Restrictions[3]	LTIP Value[4]	sation[5]
Position	Year	($)	($)	($)	(#)	($)	($)	($)

Donald A. Stewart	2007	1,100,000	2,000,000	–	171,233	3,250,032	5,698,068	528,338
Chief Executive Officer							(2004 grant)
	2006	1,100,000	1,350,000	–	204,200	2,750,001	2,950,110	518,488
							(2003 grant)
	2005	1,073,077	1,700,000	–	204,200	2,749,991	nil	343,798

Richard P. McKenney[6]	2007	700,000	906,000	150,000	49,468	650,017	1,062,543	124,683
Executive Vice-President							(2006 grant)
and Chief Financial Officer	2006	188,462	641,000	–	nil	3,500,052	nil	1,036,676

	2005	–	–	–	–	–	–	–

Robert C. Salipante	2007	US 705,385	US 929,000	–	48,772	640,908	589,176	US 268,749
President, Sun Life Financial, U.S.							(2004 grant)
	2006	US 690,000	US 551,000	–	49,000	605,546	1,191,942	US 259,018
							(2003 grant)
	2005	US 685,385	US 597,000	–	53,400	718,735	nil	US 58,834

Kevin P. Dougherty[7]	2007	514,615	549,000	–	53,273	700,034	854,745	66,672
President, Sun Life Financial, Canada							(2004 grant)
	2006	500,000	446,000	–	48,600	600,019	211,477	55,600
							(2003 grant)
	2005	493,269	519,000	–	44,600	600,019	nil	32,433

James M. A. Anderson[8]	2007	485,961	500,000	–	28,539	375,026	576,884	49,362
Executive Vice-President							(2004 grant)
and Chief Investment Officer	2006	475,000	470,000	–	30,400	375,018	338,364	46,347
							(2003 grant)
	2005	283,629	382,409	–	13,900	187,566	nil	29,364
		US 131,423						US 3,943

Paul W. Derksen[9]	2007	114,462	nil	–	nil	nil	1,728,421	91,798
Retired Executive Vice-President and							(2004 grant)
Chief Financial Chief Financial Officer	2006	620,000	447,000	–	52,600	650,008	740,171	74,434
							(2003 grant)
	2005	614,615	554,000	–	48,300	650,007	838,305	58,593
							(2002 grant)

[1]	Named Executive Officers participate in an annual incentive plan that provides annual cash payments based on the achievement of pre-determined business and individual results. For 2007 Mr. Anderson received 50% of his annual award in DSUs. In 2006, Messrs. Salipante and Dougherty each received 50% of their annual awards in DSUs. In 2005 Mr. Salipante received 50% of his annual award in DSUs.

[2]	The aggregate value of perquisites and other benefits for each Named Executive Officer is less than the lesser of $50,000 and 10% of the Named Executive Officer’s total annual salary and bonus. The amount shown for Mr. McKenney in 2007 represents a transition payment to mitigate the income tax differential between Canada and the United States.

[3]	Amounts shown represent awards issued under the RSU and PSU Plans, valued as of the grant date, based on a share price of $52.56, which was the average closing price on the TSX of common shares of SLF Inc. for the five consecutive trading days ending February 20, 2007. For 2006 the share price was $49.79; and for 2005 the price was $40.74. Under the terms of the offer of employment and following his appointment Mr. McKenney was provided with a grant in 2006 of 58,407 RSUs at a share price of $47.94 and 14,602 DSUs at a share price of $47.94 to compensate for forfeited unvested value under long-term incentive programs from his former employer. The RSUs vest one third per year beginning on November 9, 2007 and are conditional upon continued employment. The DSUs vest one half per year beginning on November 9, 2007 and are conditional on continued employment. Dividends are accumulated in the form of additional RSUs and DSUs at the same rate as dividends are paid on common shares.

MANAGEMENT INFORMATION CIRCULAR 2008
The aggregate number of RSUs and PSUs held by the Named Executive Officers and the aggregate value as of December 31, 2007 are as follows:

	Restricted Share Unit Plan		Performance Share Unit Plan[a]
		Aggregate Value as at		Aggregate Value as at
Named Executive		December 31, 2007	Aggregate # of Units	December 31, 2007
Officer	Aggregate # of Units	($)	(at Target)	($)
Donald A. Stewart	0	0	192,692	10,734,890
Richard P. McKenney	39,923	2,224,095	12,582	700,920
Robert C. Salipante	0	0	43,952	2,448,594
Kevin P. Dougherty	0	0	41,867	2,332,437
James M. A. Anderson	2,460	137,027	17,582	979,487
Paul W. Derksen	0	0	16,310	908,653

[a]	The PSU Plan value assumes a performance factor of 100% of target. The final performance factor will vary from 0% to 150% based on actual performance at the end of the cycle (as described on page 35 of this Circular).
The following table shows the potential number of units which may be paid out as a result of units granted in 2007 under the PSU Plan. The actual payout value will be based on the achievement of performance measures and the value of a common share of SLF Inc., as determined under the PSU Plan, as of the vesting date. Additional PSUs will be accumulated, representing dividends paid during the three-year vesting period.

			Potential Units to be Paid Out Under 2007 Grant
Named Executive		Performance Period
Officer	Units Granted	Until Maturation	Minimum (#)	Target (#)	Maximum (#)
Donald A. Stewart	61,729	February 20, 2010	0	61,729	92,594
Richard P. McKenney	12,346	February 20, 2010	0	12,346	18,519
Robert C. Salipante	12,173	February 20, 2010	0	12,173	18,260
Kevin P. Dougherty	13,296	February 20, 2010	0	13,296	19,944
James M. A. Anderson	7,123	February 20, 2010	0	7,123	10,685
Paul W. Derksen	–	–	–	–	–

[4]	LTIP payouts shown represent previous year grants awarded under the RSU and PSU Plans that were disclosed in previous Sun Life Financial management information circulars under the column Shares or Units Subject to Resale Restrictions of the Summary Compensation Table.

[5]	The amounts in this column represent the following:
a.	Dividend equivalents credited to the Named Executive Officers under the DSU, RSU and PSU Plans.

b.	Sun Life Financial’s matching contribution to the voluntary employee stock ownership program. Messrs. Stewart, Dougherty, Anderson and McKenney participate in this program on the same basis as all other employees and as such can contribute between 1% and 20% of their salary to an EPSP or RRSP account. Sun Life Financial matches 50% of eligible contributions up to an annual maximum of $1,500.

c.	Sun Life Financial’s matching contribution to defined contribution pension plans. Messrs. Stewart, Anderson and McKenney participate in this program on the same basis as all other employees. Mr. Stewart received a $10,000 match in 2007, a $9,500 match in 2006 and a $9,000 match in 2005. Mr. Anderson received a $6,667 match in 2007, a $6,333 match in 2006 and a $3,946 match in 2005. Mr. McKenney received a $6,667 match in 2007.

d.	Sun Life Financial’s allocation under the tax-qualified 401(k) plan. Mr. Salipante participates in this program on the same basis as all other employees and receives a match of 50% of contributions up to 6% of eligible earnings to an annual maximum of US$6,750 in 2007, US$6,600 in 2006 and US$6,300 in 2005. Mr. Anderson received a match of US$3,943 in 2005 under the 401(k) plan.

e.	Sun Life Financial’s allocation under the tax-qualified U.S. Retirement Investment Account (“RIA”). Mr. Salipante participates in this program on the same basis as all other employees. The RIA also includes a transition allocation for employees with specified age and service conditions. Details are provided in the section Retirement Benefits for Named Executive Officers in the United States in this Circular. Mr. Salipante received a US$11,250 match under the RIA and a US$10,125 match under the RIA transition allocation for 2007. In 2006 he received a US$11,000 match under the RIA and a US$9,900 match under the RIA transition.

f.	Sun Life Financial’s allocation under the Top Hat Account available for certain key executives and described under the section Retirement Benefits for Named Executive Officers in the United States in this Circular. Mr. Salipante received US$144,508 for 2007 and US$142,465 for 2006.

g.	Payments made to Mr. McKenney under the terms of the offer of employment and following his appointment in the amount of a signing bonus in 2006 ($1,000,000) to compensate for forfeited unvested value under long-term incentive programs from his former employer and costs associated with his relocation ($10,000 paid in 2007 and $36,387 paid in 2006).

h.	Payment made to Mr. Derksen representing unpaid vacation for 2007.

[6]	Mr. McKenney was hired as Executive Vice-President effective September 18, 2006. He assumed the position of Executive Vice-President and Chief Financial Officer effective March 1, 2007.

[7]	Mr. Dougherty assumed the position of President, Sun Life Global Investments Inc. effective January 1, 2008.

[8]	Mr. Anderson was appointed Executive Vice-President and Chief Investment Officer effective May 5, 2005. The first four months of his 2005 compensation was for service as Vice-President, Investments for Sun Life Financial, U.S. prior to his current appointment.

[9]	Mr. Derksen retired as Executive Vice-President and Chief Financial Officer on March 1, 2007.

MANAGEMENT INFORMATION CIRCULAR 2008
Option/SAR Grants During the Year Ended December 31, 2007
In 2007 stock options to purchase common shares of SLF Inc. were granted to the Named Executive Officers as set out in the following table. All of the options granted had an exercise price equal to the closing price of the common shares of SLF Inc. on the date of the grant. The options vest over four years at the rate of 25% per year, commencing one year following the date of grant. No SARs were granted.

				Market Value of
		% of Total		Securities
	Securities Under	Options/SARs		Underlying
	Options/SARs	Granted to	Exercise or	Options/SARs on
	Granted	Employees in	Base Price	the Date of Grant
Named Executive Officer	(#)	Financial Year	($/Security)	($/Security)	Expiration Date
Donald A. Stewart	171,233	13.57	52.56	52.56	February 20, 2017
Richard P. McKenney	49,468	3.92	52.56	52.56	February 20, 2017
Robert C. Salipante	48,772	3.87	52.56	52.56	February 20, 2017
Kevin P. Dougherty	53,273	4.22	52.56	52.56	February 20, 2017
James M. A. Anderson	28,539	2.26	52.56	52.56	February 20, 2017
Paul W. Derksen	–	–	–	–	–

Aggregated Option/SAR Exercises and Option/SAR Values for the Year Ended December 31, 2007
The following table shows for each Named Executive Officer: 1) the number of common shares of SLF Inc. acquired through stock options during the financial year ended December 31, 2007; 2) the aggregate value realized upon exercise; and 3) the number and value of common shares covered by unexercised options under the Option Plan as at December 31, 2007. Value realized upon exercise is the difference between the fair market value of the common shares of SLF Inc. on the exercise date and the exercise price of the option. The value of unexercised in-the-money options at financial year-end is the difference between the exercise price of the options and the closing price of the common shares of SLF Inc. on December 31, 2007, which was $55.71 (US$55.94) per share. No SARs have been granted under the Option Plan.

					Value of Unexercised in-the-
	Securities		Unexercised Options/SARs at		money Options/SARs at
	Acquired at	Aggregate Value	December 31, 2007		December 31, 2007
Named Executive	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Officer	(#)	($)	(#)	(#)	($)	($)
Donald A. Stewart	301,000	6,959,072	782,150	426,483	17,249,217	3,028,071
Richard P. McKenney	0	0	0	49,468	0	155,824
Robert C. Salipante[1]	27,500	921,283	92,925	130,047	2,399,239	1,324,058
Kevin P. Dougherty	0	0	112,550	118,273	2,255,806	849,177
James M. A. Anderson[1]	0	0	104,750	58,289	3,669,081	337,390
Paul W. Derksen	109,575	2,059,118	13,150	63,600	82,977	609,006

[1]	The value of US$ options for Messrs. Salipante and Anderson has been converted to Canadian dollars using an exchange rate of Cdn $1.074 per US$1 which is the average exchange rate for 2007.

MANAGEMENT INFORMATION CIRCULAR 2008
Options/SARs Outstanding for the Year Ended December 31, 2007
The following table provides the number of options granted, outstanding and available for grant under the Executive Stock Option Plan (the “Option Plan”) as at December 31, 2007 and each of the two previous year ends. The Option Plan provides for the issuance of up to 29,525,000 common shares of SLF Inc. The maximum number of common shares that may be issued to any one person under the Option Plan is limited to 1% of the outstanding common shares of SLF Inc. and the maximum number of common shares that may be issued to insiders under the Option Plan is limited to 10% of the common shares of SLF Inc.

	2007		2006		2005
		% of Shares		% of Shares		% of Shares
Measure of Dilution	# of Options	Outstanding	# of Options	Outstanding	# of Options	Outstanding
Annual Grant[1]	1,261,387	0.22	1,460,316	0.26	1,338,500	0.23
Options Outstanding[2]	7,609,767	1.35	8,293,066	1.45	8,919,088	1.53
Options Available for Grant[3]	14,584,514	2.58	15,695,609	2.74	17,020,725	2.92
Overhang[4]	22,194,281	3.93	23,988,675	4.19	25,939,813	4.46

[1]	Annual Grant represents the total number of stock options granted under the Option Plan during each respective year.

[2]	Options Outstanding represents the total number of stock options outstanding (including the annual grant) under the Option Plan at the end of each year.

[3]	Options Available for Grant represents the number of stock options remaining in the reserve approved by shareholders and available for grant under the Option Plan at the end of each year.

[4]	Overhang represents the number of stock options outstanding, plus the number of options remaining in reserve approved by shareholders and available for future grants, divided by the total number of common shares outstanding as of the end of each year.
Pension Arrangements
The Named Executive Officers are eligible to participate in the pension plans available in their country of residence. The following describes the pension arrangements in effect in Canada and the United States.
Retirement Benefits for Named Executive Officers in Canada
The Named Executive Officers in Canada participate in the Sun Life Financial retirement program. The pension benefit is payable to Canadian Named Executive Officers from a combination of the Sun Life Assurance Canadian Staff Pension Plan and the Sun Life Assurance Canadian Non-Registered Pension Plan. The Non-Registered Pension Plan is secured through a Retirement Compensation Arrangement, which is funded through a combination of investments and a letter of credit.
Effective January 1, 2005, changes to the program were implemented. Participants with at least 55 years of combined age and service at January 1, 2004 were given the option of continuing to accrue benefits under the pre-2005 pension formula until December 31, 2008. Mr. Stewart elected to participate in the new program effective January 1, 2005. Mr. Dougherty chose to continue to accrue benefits under the prior formula until December 31, 2008 when all employees will participate in the new pension formula. Mr. Anderson joined the new program when he returned to Canada in 2005.

MANAGEMENT INFORMATION CIRCULAR 2008
a) Pre-2005 Pension Formula
The following table illustrates the annual pension calculated at normal retirement (age 65) according to the pre-2005 pension formula for Messrs. Stewart, Dougherty and Anderson. Average pensionable earnings for this purpose are calculated as the highest average of the basic salary and target annual bonus over the best consecutive 36-month period of the last 120 months. The annual pension benefit is determined as years of service prior to 2005 (2009 for individuals who chose to remain covered by the prior formula until that date) multiplied by the sum of 1.3% of average pensionable earnings up to the average of the last three years’ maximum pensionable earnings (“YMPE”) and 1.65% of average pensionable earnings over the average YMPE, including amounts over the maximum pension limit for registered pension plans imposed by the Income Tax Act (Canada). The years of credited service are limited to 35. This is a non-contributory defined benefit plan.

Pre-2005 Pension Formula – Annual Pension Payable at Normal Retirement (Age 65)
Average	Years of Service Covered by the Prior Formula
Pensionable
Earnings	15	20	25	30	35
($)	($)	($)	($)	($)	($)
400,000	96,779	129,039	161,299	193,559	226,818
600,000	146,279	195,039	243,799	292,559	341,318
800,000	195,779	261,039	326,299	391,559	457,818
1,000,000	245,279	327,039	408,799	490,559	572,318
1,200,000	294,779	393,039	491,299	589,559	688,818
1,400,000	344,279	459,039	573,799	688,559	803,318
1,800,000	443,279	591,039	738,799	886,559	1,034,318
2,200,000	542,279	723,039	903,799	1,084,559	1,265,318
2,600,000	641,279	855,039	1,068,799	1,282,559	1,496,318
2,800,000	690,779	921,039	1,151,299	1,381,559	1,611,818

The pension benefit is payable without reduction if the Named Executive Officer retires on or after age 60 with at least 90 years of combined age and total service with Sun Life Financial. If the Named Executive Officer retires prior to age 60 and has at least 90 years of combined age and total service, the pension benefit is reduced by 3% per year that retirement precedes age 60. If the Named Executive Officer has not reached 90 years of combined age and total service, the pension benefit is reduced by 5% per year that retirement precedes age 65.
Upon retirement, the normal form of pension benefit is payable for the life of the Named Executive Officer with a 60% survivor benefit for employees with spouses.

MANAGEMENT INFORMATION CIRCULAR 2008
b) Pension Formula Effective January 1, 2005
The following table illustrates the annual pension calculated at normal retirement (age 65) according to the non-contributory defined benefit pension formula effective January 1, 2005. Average pensionable earnings for this purpose are calculated as the Named Executive Officer’s best consecutive three-calendar-year average pensionable earnings over the last 10 years of employment. For this purpose, pensionable earnings include basic salary plus actual annual bonus, capped at target (with the target bonus further capped at 100% of basic salary). The annual pension benefit at normal retirement is determined as years of service after 2004 (2008 for individuals who chose to remain covered by the prior formula until December 31, 2008) multiplied by 1.6% of average pensionable earnings, including amounts over the maximum pension limit for registered pension plans imposed by the Income Tax Act (Canada).

Pension Formula – Annual Pension Payable at Normal Retirement (Age 65)
Average	Years of Service from January 1, 2005 Covered by the New Pension Formula
Pensionable
Earnings	15	20	25	30	35
($)	($)	($)	($)	($)	($)
400,000	96,000	128,000	160,000	192,000	224,000
600,000	144,000	192,000	240,000	288,000	336,000
800,000	192,000	256,000	320,000	384,000	448,000
1,000,000	240,000	320,000	400,000	480,000	560,000
1,200,000	288,000	384,000	480,000	576,000	672,000
1,400,000	336,000	448,000	560,000	672,000	784,000
1,800,000	432,000	576,000	720,000	864,000	1,008,000
2,200,000	528,000	704,000	880,000	1,056,000	1,232,000
2,600,000	624,000	832,000	1,040,000	1,248,000	1,456,000
2,800,000	672,000	896,000	1,120,000	1,344,000	1,568,000

The pension benefit formula is adjusted if the Named Executive Officer leaves employment prior to age 62. If the Named Executive Officer leaves prior to age 51, the formula is revised to replace the 1.6% factor with a factor of 1%. If the Named Executive Officer leaves between ages 51 and 62, the 1% factor is increased by 0.05% for each complete year that retirement follows age 50, to a maximum factor of 1.6% at ages 62 and later.
The pension benefit is payable without reduction if the Named Executive Officer retires at age 62 or later. The pension benefit is reduced actuarially if the Named Executive Officer retires prior to age 62.
Upon retirement, the pension benefit for single executives is payable for the life of the Named Executive Officer. If the Named Executive Officer has a spouse at pension commencement, the pension payable from the Plan will be actuarially reduced to provide a 60% survivor pension for the lifetime of the spouse.
This program also contains a defined contribution component. A Named Executive Officer may elect to contribute to this component, in which case Sun Life Financial matches the Named Executive Officer’s contribution. The match is 100% in years 2004 to 2008 inclusive, and 50% in years 2009 and beyond (and 50% match for new participants). The total contribution (by the Named Executive Officer plus Sun Life Financial) is limited by the Income Tax Act (Canada). Any amount of matching contribution that Sun Life Financial makes for a Named Executive Officer in a given year is reported under All Other Annual Compensation in the Summary Compensation Table.

MANAGEMENT INFORMATION CIRCULAR 2008
Pension Maximums
The total combined annual pension benefit for all service in all Sun Life Financial sponsored defined benefit plans is capped at 65% of the Named Executive Officer’s best consecutive three-calendar-year average pensionable earnings over the last 10 years of employment. The maximum pension is also limited by the earnings definition which caps incentive compensation at the target level (with the target level being capped at 100% of base salary).
Retirement Benefits for Named Executive Officers in the United States
The provisions of the U.S. retirement program came into effect on January 1, 2006. The program includes the tax-qualified U.S. Retirement Investment Account (“RIA”), which provides an automatic employer-provided allocation and the existing tax-qualified 401(k) plan that provides employees with a deferral opportunity and an employer matching contribution. Under the 401(k) plan, employees may contribute up to 60% of their combined base salary and actual incentive payments (“Eligible Earnings”) up to the maximum of US$225,000 for 2007, subject to the IRS contribution maximum. The Company provides a 401(k) match equal to 50% of the employee contribution up to 6% of eligible earnings (US$6,750 maximum for 2007). In connection with the establishment of the new RIA on January 1, 2006, participation in the U.S. Employees’ Retirement Income Plan was closed to new employees and benefits were frozen for most participants, including Mr. Salipante.
The RIA also includes a transition allocation until December 31, 2015 to those employees, including Mr. Salipante, who were at least age 40 and had combined age and service equal to at least 45 as of January 1, 2006. Prior to January 1, 2006, a traditional Defined Benefit pension plan was offered to all employees. Employees who were age 50 and attained 60 points (age plus service) in the pension plan were allowed to remain in that plan.
Sun Life Financial contributions are detailed in the chart below. Beginning in 2006, allocation percentages under the RIA are based on age plus years of service on January 1 of each year and, for eligible employees receiving an additional transition allocation, the percentage was fixed on January 1, 2006.

New U.S. Retirement Program
Age and Service
as at January 1	% of Eligible Earnings[1]
Under 40	3.0
40 to 54	5.0
55 and over	7.0

	Transition Allocation
(Based on Years of Service as at January 1, 2006)
Age as at	% of Eligible Earnings[1]
January 1, 2006	Less than 5 years	More than 5 years
40 - 42	3.0	5.0
43 - 44	3.5	5.5
45 and over	4.5	6.5

[1]	Eligible Earnings include base salary and actual incentive payments.
In addition, Sun Life Financial in its sole discretion may periodically make a discretionary RIA allocation. Currently, the contribution is expected to be up to 3% of an employee’s Eligible Earnings once in every three-year performance period based on achieving financial targets over the performance period.
In accordance with the IRS maximum, the total employee and employer annual allocations to the RIA and 401(k) in 2007 cannot exceed US$45,000 for an individual employee and the maximum Eligible Earnings that can be used to determine the annual allocations under the RIA and 401(k) are US$225,000 for 2007.
A non-qualified retirement investment plan was established effective January 1, 2006 to restore the equivalent of allocations to the RIA and 401(k), which would otherwise be limited due to any of the three U.S.-qualified-plan tax limits discussed above that are applicable to defined contribution plans. This plan is generally restricted to designated employees at or above the Assistant Vice-President level. For certain key senior executives, including Mr. Salipante, a Top Hat Account was established where executives are credited a 15% allocation on eligible pay in excess of the qualified plan compensation limit and in lieu of the regular employer allocations under the non-qualified retirement investment plan. The earnings definition for this Top Hat contribution caps incentive payments to a maximum of target payout.

MANAGEMENT INFORMATION CIRCULAR 2008
Pension Entitlement and Liability Information
In the interest of greater disclosure and clarity for SLF Inc.’s shareholders, the following section provides additional details for the defined benefit pension for each Named Executive Officer.
The following table provides, for each Named Executive Officer: 1) the current and projected years of credited service; 2) the estimated annual pension based on current compensation, assuming they retired at their normal retirement age of 65; 3) the annual service and compensation costs for 2007; and 4) the accrued pension liabilities as at December 31, 2006 and December 31, 2007.
The calculation of these amounts uses actuarial methods and assumptions that are consistent with those used for calculating pension liabilities and annual expense as disclosed in SLF Inc.’s and Sun Life Assurance’s 2006 and 2007 consolidated financial statements. As the assumptions reflect Sun Life Financial’s best estimate of future events, the values shown in the table below may not be directly comparable to similar estimates of pension liabilities that may be disclosed by other companies.

		Credited Service		Estimated	Annual Pension
	Accrued Liability			Annual Pension	Service and	Accrued Liability
	at December 31,	at December 31,	at Normal	at Normal	Compensation	at December 31,
	2006[1]	2007	Retirement	Retirement[2]	Cost for 2007[3]	2007[4]
Named Executive Officer	($)	(Years)	(Years)	($)	($)	($)
Donald A. Stewart[5]	16,225,000	38.0	41.9	1,430,000	(87,000)	17,314,000
Richard P. McKenney	11,000	1.3	27.1	516,000	38,000	78,000
Robert C. Salipante[6]	US 204,000	3.0	3.0	US 50,000	0	US 221,000
Kevin P. Dougherty	2,865,000	21.2	35.2	505,000	337,000	3,233,000
James M. A. Anderson	5,762,000	37.6	44.3	510,000	109,000	5,895,000
Paul W. Derksen[7]	2,764,000	19.6	n/a	n/a	0	2,846,000

[1]	The difference between the accrued liability at the end of 2006 and 2007 is attributable to the annual pension service and compensation cost detailed in the chart, interest on the liabilities, the impact of changes to the accounting assumptions, and other actuarial gains and losses. The discount rate increased from 5.00% to 5.25% in the Canadian plans, and increased from 6.00% to 6.35% in the U.S. plans.

[2]	The Estimated Annual Pension includes service to Normal Retirement Age and assumes that Named Executive Officers, other than Mr. Salipante, will receive the annual bonus at target level. Achieving greater than target will not result in a greater pension, but achieving less than target will result in a lesser pension.

[3]	Represents the defined benefit pension expense related to 2007 service for each of the Named Executive Officers and the impact of differences between actual compensation increases for 2007 and the actuarial assumptions used for the year. Mr. Stewart had a negative annual pension service cost for 2007 as he did not receive a base salary adjustment in 2007, whereas the plan valuation assumptions include a salary increase projection of 3.5% for all participants. In addition, Sun Life Financial also provides a matching contribution to a defined contribution pension plan for eligible participants; Messrs. Stewart, Anderson and McKenney participate in this program on the same basis as all other employees. In 2007 Mr. Stewart received a $10,000 match, Mr. Anderson received a $6,667 match and Mr. McKenney received a $6,667 match which are not included in the annual pension service and compensation cost for 2007.

[4]	Accrued Liability is the actuarial value of projected defined benefit obligations for service to December 31, 2007. The values have been determined using the same actuarial assumptions as those used to determine the year-end pension plan liabilities disclosed in the 2007 Notes to SLF Inc.’s consolidated financial statements. The accrued liability assumes a Named Executive Officer will achieve target bonus.

[5]	The change in accrued liability from 2006 to 2007 for Mr. Stewart includes a $939,000 increase due to an actuarial loss related to the zero bonus he received in 2004 no longer impacting his best consecutive three-year average pensionable earnings.

[6]	The amounts for Mr. Salipante reflect that the plan was frozen effective December 31, 2005. In addition, Sun Life Financial provides an employer-provided allocation under the tax-qualified U.S. RIA and 401(k) plans. Mr Salipante participates in these programs on the same basis as all other employees. In 2007 Mr. Salipante received matching amounts of US$11,250 and US$6,750 under the RIA and 401(k) plans, respectively. Mr. Salipante also received an RIA transition allocation in the amount of US$10,125 and a Top Hat allocation of US$144,508 as described under the section Retirement Benefits for Named Executive Officers in the United States on page 47 of this Circular. These amounts are not included in the annual pension service and compensation cost for 2007.

[7]	Mr. Derksen had an arrangement under which he was accruing two years of service for each year of actual service until his retirement date of March 1, 2007. His annual pension at normal retirement date is $315,000 and would be reduced 5% per year for each year his pension commencement date precedes age 65. Mr. Derksen has not yet elected to commence his pension.

MANAGEMENT INFORMATION CIRCULAR 2008
Termination Arrangements for Named Executive Officers
SLF Inc. has entered into change of control contracts with the Named Executive Officers and certain other senior officers. For these purposes, a change of control is: (i) a consolidation or merger of SLF Inc. or Sun Life Assurance with a non-affiliate; (ii) a sale of all or substantially all of the assets of SLF Inc. or Sun Life Assurance to a non-affiliate; or (iii) the acquisition by a non-affiliate of more than 20% of the voting shares of SLF Inc. or Sun Life Assurance.
The following table shows arrangements in the event of a change of control which results in the termination of the employment of the executive within three years of the change of control (double trigger), and other severance arrangements in effect upon termination for reasons other than resignation, retirement, change of control or just cause.

Nature of Termination	Applies to	Arrangement
Change of control and termination (without cause)	Named Executive Officers and certain other senior officers	Up to 24 months and, in the case of the Chief Executive Officer, up to 36 months of base pay and incentive compensation from the date of termination.

Most benefits and perquisites are continued throughout the severance period and the early retirement reduction factors in the pension plan may be improved, depending on the provisions of the pension plan in which the executive participates.

Mid- and long-term incentive awards vest and are payable in accordance with the terms of the respective plans.
Termination (without cause)	Paul W. Derksen	Sun Life Assurance entered into an employment agreement with Mr. Derksen at the commencement of his employment that entitles him to up to 24 months of base pay from the date his employment terminates. No payments were made under these provisions upon his retirement effective March 1, 2007.
	Robert C. Salipante	Mr. Salipante is governed under the terms of severance arrangements applicable to all U.S. employees. Under this agreement he is entitled to four weeks compensation for each year of service with a minimum severance amount equal to 12 months and a maximum of 18 months of base pay.

Supplemental Total Compensation Information – Other Named Executive Officers
The following tables summarize total compensation for each of the Named Executive Officers, other than the former Chief Financial Officer, including incentive awards in each of 2005, 2006 and 2007. The supplemental total compensation information for the Chief Executive Officer is reported in the section Report on 2007 Performance and Chief Executive Officer’s Compensation beginning on page 37 of this Circular.

MANAGEMENT INFORMATION CIRCULAR 2008
Richard P. McKenney – Executive Vice-President and Chief Financial Officer1

	2007	2006	2005
Compensation Element	($)	($)	($)

Cash
Salary[2]	700,000	700,000	–
Bonus[3]	906,000	641,000	–

Total Cash	1,606,000	1,341,000	–

Mid- and Long-Term Incentives
PSU Grant Value[4]	650,017	–	–
RSU Grant Value	–	–	–
Stock Option Value[5]	650,010	–	–

Total Mid- and Long-Term Incentives	1,300,027	–	–

Total Direct Compensation	2,906,027	1,341,000	–
Pension Service Cost[6]	44,667	11,000	–

Total	2,950,694	1,352,000	–

One-time Compensation[7]

Cash Award	–	1,000,000	–

RSU Grant Value[8]	–	2,800,032	–

DSU Grant Value[9]	–	700,020	–

[1]	Mr. McKenney was hired as Executive Vice-President effective September 18, 2006. He assumed the position of Executive Vice-President and Chief Financial Officer effective March 1, 2007.

[2]	Salary represents the salary in effect on April 1 of each year. The 2006 salary represents the annualized amount.

[3]	Bonuses are listed in accordance with the relative performance year.

[4]	The PSU Grant Value is equal to the number of units granted multiplied by the share price at the time of grant. In 2007 Mr. McKenney was awarded 12,346 units at a share price of $52.65,

[5]	The Stock Option Value represents the expected compensation value at the time of grant, calculated using the Black-Scholes option-pricing model. In 2007 Mr. McKenney was awarded 49,468 options with an exercise price of $52.56.

[6]	The Pension Service Cost represents the pension expense related to the fiscal-year service and the impact of differences between actual compensation increases for the fiscal year and the actuarial assumptions used during that year. Sun Life Financial’s match for the defined contribution plan ($6,667) has been added to the Pension Service Cost for 2007.

[7]	The One-time Compensation consists of a signing bonus, RSU award and DSU award made under the terms of the offer of employment and following Mr. McKenney’s appointment to compensate for forfeited unvested value under long-term incentive programs from his former employer.

[8]	The RSU Grant Value is equal to the number of units granted multiplied by the share price at the time of grant. In 2006, Mr. McKenney was awarded 58,407 RSUs at a share price of $47.94.

[9]	The DSU Grant Value is equal to the number of units granted multiplied by the share price at the time of grant. In 2006, Mr. McKenney was awarded 14,602 DSUs at a share price of $47.94.

MANAGEMENT INFORMATION CIRCULAR 2008
Robert C. Salipante – President, Sun Life Financial, U.S.

	2007	2006	2005
Compensation Element	(US$)	(US$)	(US$)

Cash
Salary[1]	710,000	690,000	690,000
Bonus[2]	929,000	551,000	597,000

Total Cash	1,639,000	1,241,000	1,287,000

Mid- and Long-Term Incentives
PSU Grant Value[3]	596,749	533,991	592,527
RSU Grant Value	–	–	–
Stock Option Value[4]	596,708	533,642	598,714

Total Mid- and Long-Term Incentives	1,193,457	1,067,633	1,191,241

Total Direct Compensation	2,832,457	2,308,633	2,478,241
Pension Contributions/Service Cost[5]	172,633	169,965	11,300

Total	3,005,090	2,478,598	2,489,541

[1]	Salary represents the salary in effect on April 1 of each year.

[2]	Bonuses are listed in accordance with the relative performance year.

[3]	The PSU Grant Value is equal to the number of units granted multiplied by the share price at the time of grant. In 2007 Mr. Salipante was awarded 12,173 units at a share price of $52.65. In 2006 he was awarded 12,162 units at a share price of $49.79 and in 2005 he was awarded 17,642 units at a share price of $40.74.

[4]	The Stock Option Value represents the expected compensation value at the time of grant, calculated using the Black-Scholes option-pricing model. In 2007 Mr. Salipante was awarded 48,772 options with an exercise price of $52.56. In 2006 he was awarded 49,000 options with an exercise price of $49.40 and in 2005 he was awarded 53,400 options with an exercise price of $40.80.

[5]	The Pension Contributions Cost for 2007 include: 1) Sun Life Financial’s 401(k) allocation equal to US$6,750; 2) a tax-qualified U.S. RIA allocation of US$11,250; 3) an RIA transition allocation of US$10,125; and 4) a Top Hat allocation of US$144,508, which is available to certain key executives and described in the section Retirement Benefits for Named Executive Officers in the United States in this Circular. For 2006 the Pension Contributions Cost included: 1) Sun Life Financial’s 401(k) allocation equal to US$6,600; 2) a tax-qualified U.S. RIA allocation of US$11,000; 3) an RIA transition allocation of US$9,900; and 4) a Top Hat allocation of US$142,465. For 2007 and 2006 Mr. Salipante had no Pension Service Cost under the defined benefit pension since his participation under the plan was frozen effective December 31, 2005.
Awards to Mr. Salipante denominated in Canadian dollars have been converted to U.S. dollars using the average exchange rate for the applicable year: 2007 – Cdn$1.074 per US$1; 2006 – Cdn$1.134 per US$1; 2005 – Cdn$1.213 per US$1.

MANAGEMENT INFORMATION CIRCULAR 2008
Kevin P. Dougherty – President, Sun Life Financial, Canada1

	2007	2006	2005
Compensation Element	($)	($)	($)

Cash
Salary[2]	520,000	500,000	500,000
Bonus[3]	549,000	446,000	519,000

Total Cash	1,069,000	946,000	1,019,000

Mid- and Long-Term Incentives
PSU Grant Value[4]	700,034	600,019	600,019
RSU Grant Value	–	–	–
Stock Option Value[5]	700,007	600,210	606,560

Total Mid- and Long-Term Incentives	1,400,041	1,200,229	1,206,579

Total Direct Compensation	2,469,041	2,146,229	2,225,579
Pension Service Cost[6]	337,000	66,000	119,000

Total	2,806,041	2,212,229	2,344,579

[1]	Mr. Dougherty assumed the position of President, Sun Life Global Investments Inc. effective January 1, 2008.

[2]	Salary represents the salary in effect on April 1 of each year.

[3]	Bonuses are listed in accordance with the relative performance year.

[4]	The PSU Grant Value is equal to the number of units granted multiplied by the share price at the time of grant. In 2007 Mr. Dougherty was awarded 13,296 units at a share price of $52.65. In 2006 he was awarded 12,051 units at a share price of $49.79 and in 2005 he was awarded 14,728 units at a share price of $40.74.

[5]	The Stock Option Value represents the expected compensation value at the time of grant, calculated using the Black-Scholes option-pricing model. In 2007 Mr. Dougherty was awarded 53,273 options with an exercise price of $52.56. In 2006 he was awarded 48,600 options with an exercise price of $49.40 and in 2005 he was awarded 44,600 options with an exercise price of $40.80.

[6]	The Pension Service Cost represents the pension expense related to the fiscal-year service and the impact of differences between actual compensation increases for the fiscal year and the actuarial assumptions used during that year.
James M. A. Anderson – Executive Vice-President and Chief Investment Officer

	2007	2006	2005[1]
Compensation Element	($)	($)	($)

Cash
Salary[2]	490,000	475,000	443,045
Bonus[3]	500,000	470,000	382,409

Total Cash	990,000	945,000	825,454

Mid- and Long-Term Incentives
PSU Grant Value[4]	375,026	375,018	93,783
RSU Grant Value[5]	–	–	93,783
Stock Option Value[6]	375,002	375,440	189,040

Total Mid- and Long-Term Incentives	750,028	750,458	376,606

Total Direct Compensation	1,740,028	1,695,458	1,202,060
Pension Service Cost[7]	115,667	50,333	1,219,729

Total	1,855,695	1,745,791	2,421,789

[1]	Mr. Anderson was appointed Executive Vice-President and Chief Investment Officer effective May 5, 2005. The first four months of his 2005 compensation was for service as Vice-President, Investments for Sun Life Financial, U.S. prior to his current appointment and this amount has been converted to Canadian dollars using the average exchange rate for 2005 of Cdn$1.213 per US$1.

[2]	Salary represents the salary in effect on April 1 of each year.

[3]	Bonuses are listed in accordance with the relative performance year.

[4]	The PSU Grant Value is equal to the number of units granted multiplied by the share price at the time of grant. In 2007 Mr. Anderson was awarded 7,123 units at a share price of $52.65. In 2006 he was awarded 7,532 units at a share price of $49.79 and in 2005 he was awarded 2,302 units with a share price of $40.74.

MANAGEMENT INFORMATION CIRCULAR 2008

[5]	The RSU Grant Value is equal to the number of units granted multiplied by the share price at the time of grant. In 2005 Mr. Anderson was awarded 2,302 units at a share price of $40.74.

[6]	The Stock Option Value represents the expected compensation value at the time of grant, calculated using the Black-Scholes option-pricing model. In 2007, Mr. Anderson was awarded 28,539 options with an exercise price of $52.56. In 2006 he was awarded 30,400 options with an exercise price of $49.40 and in 2005 he was awarded 13,900 options with an exercise price of $40.80.

[7]	The Pension Service Cost represents the pension expense related to the fiscal-year service and the impact of differences between actual compensation increases for the fiscal year and the actuarial assumptions used during that year. Sun Life Financial’s match for the defined contribution plan ($6,667) has been added to the Pension Service Cost for 2007. The significant increase in Pension Service Cost for 2005 is attributed to the increase in salary associated with Mr. Anderson’s appointment to Executive Vice-President and Chief Investment Officer, the impact of Canadian and U.S. currency exchange rates and the difference in plan provisions between the pension arrangements in effect in Canada and the U.S. For 2006 Sun Life Financial’s match for the defined contribution plan ($6,333) has been added to the Pension Service Cost. For 2005 Sun Life Financial’s match for the defined contribution ($3,946) and the 401(k) (US$3,943) plans has been added to the Pension Service Cost for 2005.
Supplemental Information – Compensation for 2008
In February 2008 the board approved the compensation of the following Named Executive Officers (compensation of the Chief Executive Officer is disclosed on page 40 of this Circular).
Base Salaries and Annual Incentive Compensation
After reviewing the executives’ performance in 2007 and the compensation practices for the established peer group, adjustments were made to base salaries of the following Named Executive Officers. The 2008 base salaries are as follows:

2008 Base Salary
Named Executive Officer	($)
Richard P. McKenney	725,000

Robert C. Salipante	US 735,000

Kevin P. Dougherty	560,000

James M. A. Anderson	505,000

Awards under the Annual Incentive Plan for 2008 will continue to be assessed on key corporate and individual performance measures at the end of the fiscal year.
Mid- and Long-Term Incentive Awards
The following table summarizes the stock option and PSU grants that were awarded to the Named Executive Officers on February 27, 2008.

	Performance Share Units		Stock Options
		Value of PSUs at Grant[1]		Stock Option Value[2]
Named Executive Officer	# of Units	($)	# of Options	($)

Richard P. McKenney	14,713	700,045	58,382	700,000

Robert C. Salipante[3]	12,679	US 600,027	50,312	US 600,001

Kevin P. Dougherty	14,713	700,045	58,382	700,000

James M. A. Anderson	7,882	375,026	31,277	375,011

[1]	The Value of PSUs at Grant is equal to the number of units granted multiplied by $47.58, being the value of an SLF Inc. common share based on the average closing price on the TSX for the five trading days preceding the grant date.

[2]	The Stock Option Value represents the compensation value at the time of grant, calculated using the Black-Scholes option-pricing model and the exercise price of $47.96.

[3]	The stock option and PSU grants awarded to Mr. Salipante have been converted to U.S. dollars using the average exchange rate for the five days prior to grant date (Cdn$1.005 per US$1).

MANAGEMENT INFORMATION CIRCULAR 2008
Supplemental Information – Cost of Management Ratio
Sun Life Financial has an ongoing commitment to its shareholders to provide disclosure that demonstrates the relative benefits between compensation, business performance and shareholder value. The table below sets forth the aggregate total compensation awarded to the Named Executive Officers for each of the last five years and the relationship between aggregate total compensation and common shareholders’ net income.
The aggregate cost of compensation is based on the methodology used in the Supplemental Total Compensation tables and includes base salaries, annual incentives for the year in which they were earned, the assigned value of mid-term incentives and the expected value of stock options granted during the year and pension expense related to fiscal year service.

		Aggregate Total	Common Shareholders’	Compensation as a %
	Named Executive	Compensation	Net Income[2]	of Common Shareholders’
Year	Officers[1]	($000s)	($000s)	Net Income
2007	5	19,450	2,219,000	0.88
2006	5	17,139	2,089,000	0.82
2005	5	19,719	1,843,000	1.07
2004	5	19,079	1,680,000	1.14
2003	5	16,576	1,307,000	1.27

[1]	Richard P. McKenney was hired as Executive Vice-President effective September 18, 2006 and assumed the position of Executive Vice-President and Chief Financial Officer effective March 1, 2007. For the purpose of this table for 2007 he is included and Paul W. Derksen is excluded as he retired effective March 1, 2007.

[2]	Common Shareholders’ Net Income is as disclosed in SLF Inc.’s Consolidated Financial Statements and filed with securities regulators in Canada which may be accessed at www.sedar.com.
The Statement of Executive Compensation has been approved by the Management Resources Committee of the Board of Directors. The committee is currently composed of six directors, including a committee chair, appointed by the Board of Directors on an annual basis following each annual meeting. Each member of the committee is independent as defined in the Director Independence Policy.
Signed,

David W. Kerr (Chair) Mitchell M. Merin	George W. Carmany, III Bertin F. Nadeau	David A. Ganong W. Vickery Stoughton
Note: Mitchell M. Merin became a member of the committee effective May 9, 2007.

MANAGEMENT INFORMATION CIRCULAR 2008
Performance Graph
The following graph compares the total cumulative shareholder return, at December 31, 2007, for $100 invested in common shares, with the cumulative total return of the S&P/TSX Composite Index and the TSX Financial Services Index since December 31, 2002. It is assumed that dividends declared on common shares of SLF Inc. were reinvested at the share price on the ex-dividend date.
Securities Authorized for Issuance Under Equity Compensation Plans
The following table provides information as at December 31, 2007 regarding the common shares that were issued under the Executive Stock Option Plan, the Clarica Management Stock Incentive Plan and the Directors’ Stock Option Plan, as well as the number of common shares remaining available for issuance under the Executive Stock Option Plan and the Clarica Stock Option Plan. Security holders approved all of the above plans. The issuance of options from the Directors’ Stock Option Plan has been discontinued, therefore, the table does not include the common shares remaining for issuance under that Plan. The Special 2001 Stock Option Plan was a plan to award all employees of the Company following the demutualization of Sun Life Assurance and was not required to be approved by security holders.

			Number of Securities
			Remaining Available for
	Number of Securities to be	Weighted-average	Future Issuance Under Equity
	Issued upon Exercise of	Exercise Price of	Compensation Plans
	Outstanding Options,	Outstanding Options,	(Excluding Securities
Plan Category	Warrants and Rights (a)	Warrants and Rights	Reflected in Column (a))
Equity compensation plans approved by security holders	7,953,636	$36.28	14,584,514
Equity compensation plans not approved by security holders	214,742	$25.16	567,901
Total	8,168,378	$35.98	15,152,415

MANAGEMENT INFORMATION CIRCULAR 2008
Indebtedness of Directors and Executive Officers
The following table sets out the aggregate indebtedness outstanding as at February 29, 2008 to SLF Inc. or its subsidiaries incurred by all executive officers, directors and employees, and former executive officers, directors and employees, of SLF Inc. and its subsidiaries.

Aggregate Indebtedness Outstanding
	To SLF Inc. or its Subsidiaries	To Another Entity
Purpose	($)	($)
Share purchases[1]	16,865,584	–
Other	3,723,819	–

[1]	Loans provided by McLean Budden Limited to eligible officers of that company for purchase of shares of McLean Budden Limited.
No indebtedness was incurred by directors or executive officers, former directors or executive officers or proposed directors of SLF Inc. or their associates for the purchase of securities of SLF Inc. or its subsidiaries. No directors or executive officers, former directors or executive officers or proposed directors of SLF Inc. or their associates were indebted to SLF Inc. or any of its subsidiaries. SLF Inc. does not grant personal loans to its directors or executive officers.
Interests of Insiders in Material Transactions
No director or executive officer of the Company, nor any of their associates or affiliates, has or has had any material interest, direct or indirect, in any material transaction since the beginning of the Company’s most recently completed financial year or any proposed transaction which has materially or will materially affect the Company.
SLF Inc. has implemented a policy under which all insiders to whom minimum ownership requirements apply are prohibited from entering into equity monetization transactions with respect to securities of SLF Inc. In addition, prior to trading in securities of SLF Inc., notification of the intention to do so must be provided by: (i) executive officers to the Chief Executive Officer; (ii) directors, including the Chief Executive Officer, to the Chairman of the Board; and (iii) the Chairman of the Board to the Chairman of the Governance Committee.
Normal Course Issuer Bid
Under a Notice of Intention to Make a Normal Course Issuer Bid filed with the TSX on January 10, 2008 (the “2008 Issuer Bid”) SLF Inc. gave notice of intent to purchase up to 19,745,913 common shares of SLF Inc., representing approximately 3.5% of the common shares issued and outstanding at that time. Under the 2008 Issuer Bid, which covers the period from January 12, 2008 to January 11, 2009, SLF Inc. has purchased 492,500 of its common shares as of February 29, 2008. Between January 12, 2007 and January 11, 2008 SLF Inc. purchased 9,806,200 of its common shares. A copy of the notice of 2008 Issuer Bid may be obtained free of charge, upon request, from the Corporate Secretary.
Directors’ and Officers’ Liability Insurance
SLF Inc. has purchased, at its expense, directors’ and officers’ liability insurance. This insurance policy provides protection for directors and officers against liability incurred by them in their capacities as directors and officers of the Company and applies in circumstances where the Company may not indemnify its directors and officers for their acts or omissions. The current policy is effective from October 1, 2007 to October 1, 2008, and is renewed annually. The coverage limit is $210,000,000 per claim and as an aggregate for the 12 month policy period. There is no deductible. The premium for this policy is approximately $3.14 million.

MANAGEMENT INFORMATION CIRCULAR 2008
Additional Information
Financial information regarding SLF Inc. is contained in its comparative financial statements and Management’s Discussion and Analysis for the financial year ended December 31, 2007, and additional information relating to SLF Inc. is available on the SEDAR website: www.sedar.com and the SEC website: www.sec.gov/edgar. Shareholders may obtain copies of SLF Inc.’s consolidated financial statements and Management’s Discussion and Analysis by making a request to the Corporate Secretary.
Contacting the Board of Directors
Shareholders and other interested parties may communicate directly with the Board of Directors by e-mail at boarddirectors@sunlife.com or by writing to:
Board of Directors
Sun Life Financial Inc.
150 King Street West
Toronto, Ontario, Canada M5H 1J9
Directors’ Approval
The contents and the sending of this Circular have been approved by the Board of Directors.
Signed,
Joan M. Wilson
Vice-President and Corporate Secretary
March 17, 2008

MANAGEMENT INFORMATION CIRCULAR 2008
Schedule A – Charter of the Board of Directors
This Charter sets out:
1. The duties and responsibilities of the Board of Directors.
2. The position description for Directors.
3. The position description for the Non-Executive Chairman of the Board.
4. The position description for Chairs of Board Committees.
5. The corporate governance practices and policies that apply to the Board of Directors.
Mission
To be a strategic asset of the organization measured by the effective execution of the Board of Directors’ overall stewardship role and the contribution the directors make – individually and collectively – to the long-term success of the enterprise.
Membership
The by-laws provide for the Board of Directors to have a minimum of eight and a maximum of 20 directors. Each director shall possess the attributes set out in the Position Description for Directors. In addition, a majority of the directors must meet the independence requirements set out in the Director Independence Policy.
Structure and Operations
A schedule of regular board and board committee meetings will be circulated to the directors and agreed upon by the Governance Committee prior to the commencement of a calendar year. Confirmation of the date, time and place of regular meetings will be sent to the directors approximately three weeks in advance of regularly scheduled meetings. Special meetings may be called with 24 hours notice.
A quorum at any meeting of the board shall be five directors and meetings must be constituted so that resident Canadian requirements of the Insurance Companies Act (Canada) are met. At each regularly scheduled meeting of the board, the independent directors will meet privately.
On an annual basis, the Board of Directors will review this Charter and the Forward Agenda for the board and approve changes as necessary. This Charter will be posted on the Company’s website. The Board of Directors will review its effectiveness on an annual basis.
1. Duties and Responsibilities of the Board of Directors
The Board of Directors is responsible for supervising the management of the business and affairs of the Company. The board performs the following overall stewardship responsibilities either directly or through the committees of the board. The board has clearly outlined matters that require board approval and those that have been delegated to management.
Board of Directors
•	Planning board size and composition, establishing committees of the board, determining director compensation and evaluating and selecting candidates for election at each annual meeting.
•	Maintaining a formal orientation program for new directors, and ongoing education programs for all directors.
•	Establishing corporate governance practices and policies.
•	Assessing its effectiveness, the effectiveness of the committees of the Board, the effectiveness of the Non-Executive Chairman of the Board and the effectiveness of individual directors on an annual basis.

MANAGEMENT INFORMATION CIRCULAR 2008
Senior Management
•	Selecting, evaluating and, if necessary, replacing the Chief Executive Officer and other members of senior management.
•	Delegating to management powers to manage the Company.
•	Overseeing succession planning for senior management positions.
•	Approving the compensation of senior management.
•	Advising and counselling the Chief Executive Officer.
Ethics and Integrity
•	Setting an ethical tone for the Company.
•	Satisfying itself that senior management is sustaining a culture of integrity throughout the organization.
•	Approving amendments to the Sun Life Financial Code of Business Conduct.
•	Complying with and reviewing employee compliance with the Sun Life Financial Code of Business Conduct and promptly disclosing any waivers of the Sun Life Financial Code of Business Conduct for Directors or Senior Management.
Strategy
•	Approving the Company’s vision and mission statements.
•	Reviewing the effectiveness of the strategic planning process, approving business objectives and strategic plans on an annual basis.
•	Monitoring corporate performance against these statements, objectives and plans on an ongoing basis.
Risk Management, Capital Management and Internal Control
•	Approving and reviewing compliance with policies and procedures for the management and control of risk, including capital management, and the internal control and management information systems that provide reasonable assurance as to the reliability of the Company’s financial information and the safeguarding of its assets.
•	Reviewing compliance with legislative and regulatory requirements.
Material Transactions
•	Reviewing and approving material investments and transactions.
Financial Reporting
•	Reviewing and approving the annual and interim financial statements.
•	Reviewing and approving the annual and interim management’s discussion and analysis.
Communication and Disclosure
•	Reporting the financial results to shareholders and other stakeholders on a timely basis.
•	Reviewing and, when appropriate, approving policies with regard to public disclosure, confidentiality of information and securities trading.
•	Enabling shareholders to provide feedback to the independent directors.
Other
•	Engaging any special advisors it deems necessary to provide independent advice, at the expense of the Company.
•	Performing such other functions as prescribed by law or as assigned to the board in the Company’s governing documents.
2. Position Description for Directors
The Board of Directors, as a whole, is responsible for managing or supervising the management of the business and affairs of the Company. Each director participates in fulfilling the board’s stewardship role by acting honestly and in good faith with a view to the best interests of the Company (fiduciary duty) and exercising the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances (duty of care).

MANAGEMENT INFORMATION CIRCULAR 2008
Duties and Responsibilities
Principal duties and responsibilities of each director include:
•	Acting in the highest ethical manner and with integrity in all personal, business and professional dealings.
•	Confirming compliance with the Sun Life Financial Code of Business Conduct on an annual basis and maintaining the confidentiality of corporate information and board deliberations.
•	Understanding the Sun Life Financial vision and strategic objectives.
•	Becoming knowledgeable of Sun Life Financial’s businesses and the financial services sectors in which it operates within a reasonable time of joining the board.
•	Understanding the Company’s current corporate governance policies and practices, the Charters of the Board of Directors and of each committee on which he or she serves.
•	Preparing thoroughly for each board and committee meeting by reviewing the materials sent to directors in advance of meetings.
•	Attending board and committee meetings, and actively participating in deliberations and decisions in an objective manner than demonstrates independence from management. Informing himself or herself of significant matters dealt with at meetings not attended.
•	Maintaining agreed upon levels of share ownership in the Company.
Director Attributes
The Board of Directors believes that each director should exhibit the following characteristics while executing his or her duties:
•	Integrity
•	Accountability
•	Independent and informed judgment
•	Commitment
•	Knowledgeable of business issues and financial matters
•	Ability to communicate openly and work effectively with fellow directors and management.
In addition to these personal characteristics, certain regulatory criteria apply to directors related to independence and financial literacy.
The Director Independence Policy outlines the board’s approach to determining director independence.
In the board’s judgment, a member of the Audit and Conduct Committee is financially literate if, after seeking and receiving any explanations or information from senior financial management of the Company or the auditors of the Company that the member requires, the member is able to read and understand the consolidated financial statements of the Company to the extent sufficient to be able to intelligently ask, and to evaluate the answers to, probing questions about the material aspects of those financial statements.
3. Position Description for the Non-Executive Chairman of the Board
The independent directors will select from among their number a director immediately following each Annual Meeting, who will assume responsibility for providing leadership to enhance the effectiveness and independence of the board. The Non-Executive Chairman of the Board (“Chairman”) also manages the affairs of the board so as to assist the directors in carrying out their responsibilities and enhance the effectiveness and cohesion of the board as a whole.
He or she is a member of the Governance Committee and a regular attendee at meetings of other board committees.

MANAGEMENT INFORMATION CIRCULAR 2008
Duties and Responsibilities
Principal duties and responsibilities of the Chairman include:
•	Ensuring that the respective responsibilities of the board and those of management are well understood, and that the boundaries between board and management responsibilities are respected.
•	Communicating the expectations of the independent directors to management.
•	In conjunction with the Chairman of the Governance Committee, regularly evaluating, and in appropriate circumstances proposing enhancements to, the governance structure and procedures.
•	Assessing the sufficiency of the resources available to the board and its committees, including the scope, timeliness and relevance of available information. The Chairman is responsible, in consultation with the other members of the Governance Committee, for ensuring that the independent directors are appropriately compensated in their capacity as directors of the Company.
•	In conjunction with the Chief Executive Officer, the Chairman sets the board agenda, chairs the board meetings and ensures that there is adequate time at board meetings for discussion of relevant issues. The Chairman also sets the agenda for the independent directors’ private session that occurs during each regular board meeting.
•	In conjunction with the Chairman of the Governance Committee, setting the Governance Committee agenda. The Chairman also reviews all other committee agendas in advance of regular committee meetings.
•	In conjunction with the Chief Executive Officer, the Chairman sets the agenda for the Annual Meeting and any Special Meetings of shareholders or policyholders and acts as the chair of those meetings.
•	In conjunction with the Governance Committee, conducting a formal survey of the independent directors on a regular basis to assess the effectiveness of the board and its committees.
•	In conjunction with the Governance Committee, evaluating the performance of individual independent directors as part of an annual peer review process. The Chairman meets individually with each independent director at least annually to discuss individual performance.
•	With the Chairman of the Management Resources Committee, annually evaluate the performance of the Chief Executive Officer and report on the evaluation to the independent directors. The Chairman is also responsible for ensuring, in conjunction with the Chief Executive Officer, that appropriate human resource management practices (including succession, development and compensation plans) are in place for senior management.
•	In conjunction with the Governance Committee, determining the director competencies, skills and qualities required or best suited from time to time to complement the current board composition, and identifying prospective board candidates. The Chairman is responsible for approaching and interviewing prospective candidates, and for recommending prospective directors to the Governance Committee for its review and subsequent recommendation to the board.
•	Reviewing, with the Chairman of the Governance Committee, the membership of each board committee and the selection and rotation of the Committee Chairmen, and making recommendations to the Governance Committee for its review and recommendation to the board. The Chairman is also responsible for recommending to the Governance Committee those other members of the board who are from time to time to become a member of the board of directors of one or more of the Company’s major foreign subsidiaries.
•	Overseeing the orientation and training program for new directors and the ongoing program for education of all directors.
•	Engaging, at the expense of the Company, outside advisors for the independent directors, the board or board committees, as required.
•	Communicating from time to time with representatives of the Company’s regulators and rating agencies, and with corporate governance-focused councils, coalitions and similar bodies, to discuss general board and company governance-related matters. If requested by institutional shareholders to do so, the Chairman may from time to time communicate with institutional shareholders about general board and company governance-related matters, although preferably after prior consultation with the Chief Executive Officer. In exceptional circumstances, where it is inappropriate for the Chief Executive Officer to communicate, or otherwise after prior consultation with the Chief Executive Officer, it may be necessary for the Chairman to communicate with the media about the affairs of the Company. These circumstances would normally be limited to board matters or matters relating to the Chief Executive

MANAGEMENT INFORMATION CIRCULAR 2008
Officer (for example compensation or succession). The Chairman will report on all such communications to the board at the next regular meeting of the board unless timelier reporting is advisable.
4. Position Description for Committee Chairs
The chair of a committee of the Board of Directors is responsible for providing leadership to enhance effective and independent functioning of the committee in order that the committee may fulfil its duties and responsibilities as outlined in the Committee Charter.
Duties and Responsibilities
Principal duties and responsibilities of each Committee Chair include:
•	Reviewing and approving the agenda for each meeting of the committee. The Committee Chair may consult or meet with the Non-Executive Chairman of the Board, members of management or other advisors as part of the agenda and meeting preparation process.
•	Chairing committee meetings, ensuring that there is adequate time at committee meetings for discussion of relevant issues and for the committee members to meet privately.
•	Reporting to the Board of Directors on the committee’s activities following each meeting and presenting recommendations to the Board of Directors on matters that require board approval.
•	Leading an annual review of the adequacy of the Committee Charter.
•	Leading an annual evaluation of the effectiveness of the committee.
The Chair of the Audit and Conduct Review Committee is consulted in advance in connection with the appointment, reassignment, replacement and dismissal of the Chief Auditor.
The Chair of the Risk Review Committee is consulted in advance in connection with the appointment, reassignment, replacement and dismissal of the Chief Risk Officer and Chief Compliance Officer.
5. Corporate Governance Policies and Practices
Election of Directors and Term of Office
The board has not established a specific number of years a director may serve on the board, however, under the by-laws of the Company, each director will be elected for a term of one year. Directors may stand for re-election at the end of each term. The Governance Committee reviews the candidacy of each nominee on an annual basis and confirms to the Board of Directors that each of the nominees meets expectations outlined in the Position Description for Directors and satisfies the criteria for board membership. In addition, the Governance Committee will report on the independence status of each director as defined in the Director Independence Policy.
Majority Voting
In elections where only the nominees recommended by the board stand for election, a director who receives more “withheld” votes than “for” votes for his or her election must tender a written offer to resign to the Chairman of the Governance Committee of Sun Life Financial Inc. in the case of an election by shareholders, or to the Chairman of the Governance Committee of Sun Life Assurance Company of Canada in the case of an election by voting policyholders, for acceptance or rejection by the board of the applicable company. Within 90 days of the annual meeting the board will decide whether to accept or reject the director’s offer to resign and promptly disclose by way of news release the outcome of its deliberations. Any director who tenders his or her resignation will not participate in the consideration by the board of the resignation offer.
Director Retirement
The retirement date for directors is the date of the annual meeting following the director’s 70th birthday. The non-management directors may, if they unanimously determine that is in the best interest of the Company to do so, waive this requirement for a director and nominate the director for election for one additional term. The waiver may be renewed

MANAGEMENT INFORMATION CIRCULAR 2008
for a second additional term but not for any further period. A director who is a member of management must resign when he or she leaves active employment.
Access to Management
Each director shall have access to management, as necessary, to carry out his or her responsibilities.
Attendance at Board and Committee Meetings
The Governance Committee reviews the attendance of directors each year as part of the nomination process for director elections. Any director who does not, in two consecutive years, attend at least 75% of the regularly scheduled meetings of the board and the board committees to which he or she is assigned, must tender a written offer to resign to the Chairman of the Governance Committee for acceptance or rejection by the board.
Change of Occupation
Directors whose principal employment changes materially from that which they held when elected to the board (including retirement from their principal employment) must notify the Chairman of the Governance Committee in accordance with the Director Independence Policy and tender a written offer to resign for acceptance or rejection by the board. The board is not of the view that directors in such circumstances must always leave the board, however, an opportunity should be given to the board to review the continued appropriateness of board membership under the revised circumstances.
Directors’ Remuneration and Share Ownership
The remuneration of directors is reviewed on an annual basis to ensure that directors are adequately and competitively compensated.
It is the policy of the board that each director will own or have invested an amount equivalent to a value of not less than $550,000 in common shares or deferred share units of Sun Life Financial Inc. within five years of the adoption of this revised policy in December 2007 or within five years of the directors’ appointment to the board, whichever is later.
Orientation of New Directors
The Company provides an orientation program for new members of the board. This orientation begins with a strategic overview session with the Chief Executive Officer, followed by meetings or briefing sessions with selected company executives, which will include a review of the financial statements of the Company. A new director will be provided with a range of written materials including those that outline the organization of the board and its committees, the powers and duties of directors, the required standards of performance for directors, the Sun Life Financial Code of Business Conduct, and this Charter.
Management will arrange site visits as well as private meetings with members of management, as requested by the director.
Continuing Education for Directors
The Company provides ongoing business and director education sessions for members of the board. Individual directors may participate in outside professional development programs approved by the Chairman, at the expense of the Company.
Interaction with the Media
The board believes that it is the responsibility of management, rather than members of the board, to speak on behalf of the Company. From time to time, directors may be requested by the media, or by institutional investors, shareholders, customers or policyholders, to discuss certain issues on behalf of the Company. Any director to whom such a request is made should review the request with the Chairman and the Chief Executive Officer before responding.